Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-279567

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated June 21, 2024 to which it relates, as amended or supplemented (collectively, the "Prospectus"), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated June 21, 2024 to which it relates from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of i-80 Gold Corp. at 5190 Neil Road, Suite 460, Reno, Nevada, 89502, Telephone 1-866-525-6450 and are also available electronically under the Company's issuer profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov. See "Documents Incorporated by Reference".

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 21, 2024

New Issue	January 27, 2025

i-80 Gold Corp.

Minimum Offering: C$14,400,000 (18,000,000 Common Shares)

Maximum Offering: C$29,000,000 (36,250,000 Common Shares)

C$0.80 per Common Share

This prospectus supplement (the "Prospectus Supplement") of i-80 Gold Corp. ("i-80" or the "Company"), together with the short form base shelf prospectus dated June 21, 2024 to which it relates (the "Shelf Prospectus"), qualifies the distribution of a minimum of 18,000,000 common shares of the Company (the "Offered Shares") at a price of C$0.80 per Offered Share (the "Offering Price") for minimum gross proceeds to the Company of C$14,400,000 (the "Minimum Offering") and a maximum of 36,250,000 Offered Shares at the Offering Price for aggregate gross proceeds of up to C$29,000,000 (the "Maximum Offering" and collectively with the Minimum Offering, the "Offering"). See "Plan of Distribution" and "Description of Common Shares".

The Offered Shares are being issued and sold directly by the Company to certain investors (collectively, the "Subscribers") in each of the provinces and territories of Canada other than the province of Québec. The Company will enter into a subscription agreement with each of the Subscribers setting out the detailed terms of the Offering (the "Subscription Agreements"). The Offering Price has been determined by arm's length negotiation between the Company and the Subscribers, with reference to the prevailing market price of the common shares of the Company (the "Common Shares"). The Offering Price will remain fixed for the duration of the Offering. No securities will be issued to any persons other than the Subscribers pursuant to this Prospectus Supplement. See "Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF THIS PROSPECTUS SUPPLEMENT OR PERFORMED ANY REVIEW OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT. THE COMPANY HAS NOT ENGAGED IN THE BUSINESS OF TRADING AND ADVISING IN SECURITIES WITH RESPECT TO THE OFFERING.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company's prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), supplementing the base prospectus that forms a part of the Company's registration statement (the "Registration Statement") on Form F-10 (File No. 333-279567) filed with the United States Securities and Exchange Commission (the "SEC"). See "Plan of Distribution". As used in this Prospectus Supplement "United States" and "U.S. person" are as defined under Regulation S under the U.S. Securities Act.

Concurrently with the Offering, the Company intends to complete a concurrent private placement offering (the "Concurrent Private Placement") of up to 1,004,208 subscription receipts (the "Subscription Receipts") at a price of C$0.80 per Subscription Receipt for aggregate gross proceeds of up to C$803,367 with certain directors and officers of the Company (each a "Placement Investor"). The Company will enter into a subscription agreement with each of the Placement Investors setting out the detailed terms of the Concurrent Private Placement (the "Placement Subscription Agreements"). Each Subscription Receipt will entitle the holder to receive, without payment of additional consideration and without further action, one Common Share (each, a "Placement Share") upon satisfaction of the Escrow Release Conditions (as defined below). The gross proceeds of the Concurrent Private Placement (the "Escrowed Funds") will be held in escrow and will be released to the Company on satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are not satisfied on or before June 30, 2025, the Escrowed Funds will be returned to the Placement Investors and the Subscription Receipts will be cancelled. Where "Escrow Release Conditions" means (i) the receipt of the requisite approval of the shareholders of the Company for the issuance of the Placement Shares to the Placement Investors; and (ii) receipt of all required approvals of the Toronto Stock Exchange (the "TSX") and NYSE American stock exchange (the "NYSE American") for the Concurrent Private Placement, including the issuance of the Placement Shares to the Placement Investors. The Concurrent Private Placement is being structured by the Company to satisfy the requirements of the NYSE American to obtain shareholder approval for the participation of the directors and officers in an equity financing by the Company at a price that is at a discount to market price.  The Company anticipates using the net proceeds of the Concurrent Private Placement for working capital and general corporate purposes. The Concurrent Private Placement is expected to close with the Offering on or about January 31, 2025.

The outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol "IAU" and the NYSE American under the trading symbol "IAUX". On January 24, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE American was C$0.81 and US$0.56 per Common Share, respectively. The Company has applied to list the Offered Shares distributed under this Prospectus Supplement on the TSX and NYSE American.  Listing will be subject to the Company fulfilling all of the requirements of the TSX and NYSE American. Closing of the Offering will be conditional upon receipt of listing approval from the TSX and the NYSE American for the Offered Shares.

	Offering Price	Proceeds to the Company(1)
Per Offered Share	C$0.80	C$0.80
Total Minimum Offering	C$14,400,000	C$14,400,000
Total Maximum Offering	C$29,000,000	C$29,000,000

Notes:

(1) Before deducting the fees and expenses of the Offering (estimated to be approximately C$250,000), which will be paid by the Company from the proceeds of the Offering.

Closing of the Offering is anticipated to be on or about January 31, 2025 or such other date as the Company may determine (the "Closing Date").

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying Shelf Prospectus. Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Company has not authorized anyone to provide investors with different information. The Company is not offering the Offered Shares in any jurisdiction in which the offer is not permitted.

If subscriptions are not received for at least the gross proceeds of the Minimum Offering, the Offering will not be completed.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in the United States, Canada and elsewhere. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be fully described in this Prospectus Supplement or the accompanying Shelf Prospectus. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares. See "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

Prospective investors are advised to consult their own legal counsel and other professional advisors in order to assess income tax, legal and other aspects of this investment.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of British Columbia, Canada, that some of the Company's officers and directors are not residents of the United States, that some or all of the experts named in this Prospectus Supplement and the accompanying Shelf Prospectus are not residents of the United States, and that a portion of the assets of the Company and said persons may be located outside the United States. See "Enforceability of Civil Liabilities".

Mr. Ron Clayton, Mr. Matthew Gili, Mr. Ryan Snow, Ms. Cassandra Joseph and Mr. John Begeman, each a director and/or officer of the Company, reside outside of Canada and have appointed Bennett Jones LLP, Suite 3400, 100 King Street West, Toronto, Ontario, M5X 1A4, as agent for service of process.

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In addition, Dagny Odell, Laura Symmes, Terre A. Lane, Richard D. Moritz, Dr. Hamid Samari, J. Larry Breckenridge and Dr. Abani R. Samal, each a "qualified person" under NI 43-101 (as defined below) required to file a consent with this Prospectus Supplement, also reside outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See "Risk Factors ".

The Company's registered and records office is located at Suite 2500, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8, and its head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

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TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

- i -

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

- ii -

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of this Offering.

The Company has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Company is not making an offer to sell or soliciting an offer to buy the Offered Shares in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus, respectively, or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company's website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

This Prospectus Supplement and the Shelf Prospectus are part of the Registration Statement. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

Unless otherwise noted or the context otherwise indicates, "i-80" and the "Company" refer to i-80 Gold Corp. together with its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, contain or incorporate by reference "forward-looking information" and "forward-looking statements", as defined in applicable securities laws (collectively referred to herein as "forward-looking statements") with respect to the Company. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein speak only as of the date of this Prospectus Supplement, Shelf Prospectus or such other document, as applicable, or as of the date or dates specified in such statements.

Forward-looking statements contained or incorporated by reference into this Prospectus Supplement include, but are not limited to, statements with respect to:

• statements about the Offering and the Concurrent Private Placement, including the use of proceeds and the expected closing date;

• future objectives of the Company and strategies to achieve those objectives;

• future financial or operating performance of the Company;

• targeted milestones for the Company's mineral properties and projects;

• expectations, strategies and plans for the Company's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;

• supply and demand for gold and silver;

• estimation and realization of mineral resources;

• timing of exploration and development projects;

• costs, timing and location of future drilling;

• results of future exploration and drilling and estimated completion dates for certain milestones;

• the ability of the Company to obtain and maintain all government approvals, permits and third party consents in connection with the Company's activities;

• government regulation of mining operations;

• evolution and economic performance of development projects;

• timing of geological and/or technical reports;

• future strategic plans, including the Company's recapitalization plan;

• operating and exploration budgets and targets;

• continuity of a favorable gold market;

• contractual commitments;

• environmental and reclamation expenses;

• continuous availability of required manpower;

• continuous access to capital markets; and

• any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

• the expected use of net proceeds from the Offering and the Concurrent Private Placement, if any, which ultimately remains subject to the Company's discretion;

• the approval of the TSX and NYSE American required for the completion of the Offering and Concurrent Private Placement;

• risks normally incidental to the nature of mineral exploration, development and mining;

• exploration programs not resulting in profitable commercial mining operations;

• general business, social, economic, political, regulatory and competitive uncertainties;

• the actual results of current mining operations and development activities;

• operating and/or project delays or interruptions;

• capital requirements, including increases in operating and capital costs;

• debt and liquidity risks;

• the ability of the Company to satisfy the conditions to the Waiver Agreements (as defined herein), the A&R Convertible Credit Agreement (as defined herein) and the Amendment Agreement (as defined herein);

• the uncertainty of mineral resource estimates;

• mineral resources not having demonstrated economic viability;

• whether or not i-80 is determined to have "passive foreign investment company ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code, as amended (the "Code");

• the Company's ability to comply with the SEC domestic company rules and satisfy its reporting obligations with the SEC within the prescribed periods;

• risks associated with the construction and start-up of new mines;

• fluctuating commodity prices;

• failure to develop the Company's mineral projects;

• failure to operate independently;

• risks associated with inaccurate capital and operational costs estimates;

• risks related to future production estimates and guidance, if any;

• dependence on key personnel, including key employees, directors and senior management;

• reliance on third parties;

• financial statements may not reflect the Company's financial position, results of operations or cash flows in the future;

• risks related to the failure or breach of network systems or other digital technologies;

• there being no assurance of title to mineral projects;

• the Company's activities being subject to extensive governmental regulation;

• risks related to health epidemics and outbreak of communicable diseases, maintenance or provision of infrastructure;

• maintenance or provision of infrastructure;

• tax matters;

• information technology;

• risks associated with obtaining or complying with all required permits and licenses;

• environmental regulations and potential liabilities;

• ability to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties;

• reclamation requirements;

• insurance and uninsured risks;

• competition from other mining businesses;

• the Company's failure to select appropriate acquisition targets;

• undisclosed risks and liabilities relating to the acquisition of the Granite Creek Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Granite Creek Project;

• undisclosed risks and liabilities relating to the acquisition of the Ruby Hill Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Ruby Hill Project;

• undisclosed risks and liabilities relating to the acquisition of the Lone Tree Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Lone Tree Project;

• conflicts of interest;

• non-compliance with the Canadian Extractive Sector Transparency Measures Act (ESTMA);

• disputes with third parties;

• reputational risks;

• reliance on transition services;

• weather and climate change risks;

• ability to access resources and materials, including water rights;

• land payments relating to mineral properties and projects;

• risks associated with having significant shareholders and contractual obligations with respect thereto;

• international conflict;

• the Company's ability to produce accurate and timely financial statements;

• volatility of the trading price of the Common Shares;

• dilution and future sales of the Common Shares;

• decline in price of the Common Shares;

• the Company's lack of history of earnings;

• failure of plant, equipment or processes to operate as anticipated;

• rising inflation;

• the publication of unfavourable research reports by third parties;

• the Company's failure to comply with laws and regulations or other regulatory requirements; and

• the accuracy of forward-looking statements and forecast financial information, as well as those additional risk factors listed in the "Risk Factors" section of this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and in the AIF (as defined herein) and elsewhere in this Prospectus Supplement and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

• favourable equity and debt capital markets;

• the supply and demand for, and the level and volatility of, future gold and silver prices;

• operating and capital costs;

• the Company's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;

• the economy and the mining industry in general;

• the accuracy of the Company's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;

• permitting, development and operations are consistent with the Company's expectations;

• no unforeseen changes in the legislative and operating framework for the Company occur;

• the accuracy of budgeted exploration and development costs and expenditures;

• foreign exchange rates;

• plant and equipment work as anticipated;

• no unusual geological or technical problems occur;

• the receipt of any necessary regulatory approvals;

• the Company's ability to attract and retain skilled staff;

• prices and availability of equipment;

• the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

• no significant events occur outside of the Company's normal course business.

All forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

Investors should read this entire Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects of their investment in the Offered Shares.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, use the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. The SEC adopted updated mineral property disclosure requirements ("S-K 1300") for most issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Until January 1, 2025, the Company was a foreign private issuer.  For the year ended December 31, 2023, the Company filed its annual report on Form 40-F with the SEC pursuant to the MJDS and the Company was not required to provide disclosure on its mineral properties under S-K 1300 in its annual report on Form 40-F, and provided its mining disclosure under NI 43-101 and the CIM Standards. For the year ended December 31, 2024, the Company will file an annual report on Form 10-K and will also be subject to S-K 1300, which differ from the requirements of NI 43-101 and the CIM Standards.

United States investors are cautioned that there are differences in the definitions under S-K 1300 and the CIM Standards. There is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under S-K 1300. United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that all or any part of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment cannot support an estimate of either "proven mineral reserves" or "probable mineral reserves" and that no feasibility studies have been completed on the Company's mineral properties.

Accordingly, information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, describing the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE ESTIMATES

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in accordance with NI 43-101 and the CIM Standards. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances.

SCIENTIFIC AND TECHNICAL INFORMATION

Except where otherwise indicated, the disclosure contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein that is of a scientific or technical nature with respect to the Company's mineral properties is supported by and in certain cases summarized from, as applicable:

• McCoy-Cove Project: the technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" dated January 25, 2021, with an effective date of January 1, 2021, prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd. (the "McCoy-Cove Report"). Each of Mmes. and Messrs. Odell, Symmes and Raponi has reviewed the scientific and technical information that is supported by or summarized from the McCoy-Cove Report in the form and context in which it appears, confirms that such information is based on and fairly represents the McCoy-Cove Report, and consents to its inclusion in this Prospectus Supplement and the documents incorporated by reference herein.

• Granite Creek Project: the technical report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" dated November 8, 2021, with an effective date of May 4, 2021, prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd. (the "Granite Creek Report"). Each of Dr. Harvey, Dr. Samari and Mmes. and Messrs. Lane, Moritz and Breckenridge has reviewed the scientific and technical information that is supported by or summarized from the Granite Creek Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Granite Creek Report, and consents to its inclusion in this Prospectus Supplement and the documents incorporated by reference herein.

• Lone Tree Project: the technical report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" dated October 21, 2021, with an effective date of July 30, 2021, prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC (the "Lone Tree Report"). Dr. Samal has reviewed the scientific and technical information that is supported by or summarized from the Lone Tree Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Lone Tree Report, and consents to its inclusion in this Prospectus Supplement and the documents incorporated by reference herein.

• Ruby Hill Project: the technical report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" dated October 22, 2021, with an effective date of July 31, 2021, prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc. (the "Ruby Hill Report" and, together with the McCoy-Cove Report, Granite Creek Report and Lone Tree Report, the "Technical Reports"). Mr. Walton has reviewed the scientific and technical information that is supported by or summarized from the Ruby Hill Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Ruby Hill Report, and consents to its inclusion in this Prospectus Supplement and the documents incorporated by reference herein.

The Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Technical Reports, copies of which are available on SEDAR+ at www.sedarplus.ca and at the SEC's EDGAR system at www.sec.gov. The Technical Reports are not, and shall not be deemed to be, incorporated by reference in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. See under "Mineral Projects" of the AIF for further details on the Company's mineral properties, including the Technical Reports.

Where appropriate, certain information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein provides non-material updates to, or expands upon, the information contained in the Technical Reports. Any such updates to, or expansions upon, the scientific or technical information contained in the Technical Reports and any other scientific or technical information contained in this Prospectus Supplement or incorporated by reference herein was prepared by or under the supervision of Tim George, P.E. Mr. George is the Mine Operations Manager of the Company and is a "qualified person" within the meaning of NI 43-101.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, i-80 prepared its financial statements in accordance with IFRS Accounting Standards. Consequently, all of the financial statements and financial information of i-80 included or incorporated herein is prepared in accordance with IFRS Accounting Standards, which are materially different from financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company reported its financial results in accordance with IFRS Accounting Standards. Certain financial information with respect to the Company incorporated by reference in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein includes terms or performance measures commonly used in the mining industry that are not defined under IFRS Accounting Standards, including "cash cost per ounce sold", "all-in sustaining cost per ounce sold", "earnings before interest, tax, depreciation and amortization", "capital expenditures (expansionary)", "capital expenditures (sustaining)", "adjusted net earnings" and "average realized price per ounce". Management uses these non-IFRS measures, together with measures determined in accordance with IFRS Accounting Standards, to provide investors with a supplemental measure to evaluate the underlying performance of the Company.

The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, provide investors an improved ability to evaluate the underlying performance of the Company.  Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards and may not be comparable to similar non-IFRS measures employed by other companies. The data presented is intended to provide additional information to complement, and not replace, IFRS Accounting Standards measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the Company's financial statements incorporated by reference herein.

For a detailed description of the non-IFRS measures related to the Company and a reconciliation to the most directly comparable IFRS Accounting Standards measures, please see the discussion under the heading "Non-IFRS Financial Performance Measures" in the Annual MD&A and the Interim MD&A (each as defined herein). The Annual MD&A and Interim MD&A are incorporated by reference herein. The Annual MD&A and Interim MD&A are available on SEDAR+ at www.sedarplus.ca and at the SEC's EDGAR system at www.sec.gov.

TRANSITION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Historically, and including the financial statements and financial information of i-80 included or incorporated herein, the Company has prepared its financial statements under IFRS Accounting Standards for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the SEC. On June 28, 2024, the Company determined that it will no longer qualify as a foreign private issuer under the SEC rules as of January 1, 2025. As a result, beginning January 1, 2025 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles ("US GAAP") effective beginning with the Company's 2024 annual consolidated financial statements and for all subsequent reporting periods. The transition to US GAAP will be made retrospectively.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated May 2, 2024, the Company was granted a permanent exemption from the requirement to translate into French the Shelf Prospectus, as well as the documents incorporated by reference therein, and any prospectus supplement to be filed in relation to an "at-the-market distribution". This exemption is granted on the condition that the Shelf Prospectus, any prospectus supplement (other than in relation to an "at-the-market distribution") and the documents incorporated by reference therein be translated into French if the Company offers Securities (as defined in the Shelf Prospectus) to Québec purchasers in connection with an offering of Securities other than in relation to an "at-the-market distribution".

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein concerning economic and industry trends is based upon good faith estimates of management or derived from information provided by industry sources. The Company believes that such market and industry data is accurate and that the sources from which it has been obtained are generally reliable. However, the Company cannot guarantee the accuracy of such information and it has not independently verified the assumptions upon which projections of future trends are based. Projections, assumptions and estimates of the Company's future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "Risk Factors" in this Prospectus Supplement and in the AIF, which is incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 5190 Neil Road, Suite 460, Reno, Nevada, 89502, telephone 1-866-525-6450 and are also available electronically in Canada through SEDAR+ at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference into this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) the annual information form of the Company for the year ended December 31, 2023, dated March 12, 2024 (the "AIF");

(b) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2023 and December 31, 2022, together with the notes thereto and the auditor's report thereon, dated March 12, 2024 (the "Annual Financial Statements");

(c) the management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2023, dated March 12, 2024 (the "Annual MD&A");

(d) the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2024, together with the notes thereto, dated November 12, 2024 (the "Interim Financial Statements");

(e) the management's discussion and analysis of the financial condition and results of operations of the Company for the three and nine months ended September 30, 2024, dated November 12, 2024 (the "Interim MD&A");

(f) the management information circular of the Company dated April 11, 2024 in connection with the annual and special meeting of shareholders of the Company held on May 14, 2024;

(g) the material change report of the Company dated March 1, 2024 in connection with the closing of a non-brokered private placement of an aggregate 12,989,204 Common Shares for aggregate gross proceeds to the Company of $23,380,567.20;

(h) the material change report of the Company dated April 10, 2024 in respect of the 2024 Unit Offering; and

(i) the material change report of the Company dated January 10, 2025 in connection with the entering into of the Waiver Agreements (as defined below) and the completion of the first phase of its recapitalization plan.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions subsequently filed by the Company with the various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and until the Offering is completed or withdrawn shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K The documents of the Company filed with, or furnished to, the SEC are or will be made available through EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Upon a new interim financial report and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of the Offering. Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual financial statements and related management's discussion and analysis and the previous interim financial report and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of the Offering. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of the Offering: (i) the previous annual information form; (ii) material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous information circular of the Company prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of the Offering.

Any statement contained in this Prospectus Supplement, the accompanying Shelf Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the accompanying Shelf Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the accompanying Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Company's website in any documents that are incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and the Company disclaims any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated herein by reference may be obtained, without charge, upon request to the Corporate Secretary of the Company at 5190 Neil Road, Suite 460, Reno, Nevada, 89502, telephone 1-866-525-6450. These documents are also available electronically in Canada through SEDAR+ at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The Company's filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

In addition to the Company's continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Company is subject to certain of the information requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC on EDGAR. Under MJDS, which the Company elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the accompanying Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part), such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Commencing January 1, 2025, the Company is no longer a foreign private issuer, and as such, the Company is no longer exempt from certain rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. See "Risk Factors" in this Prospectus and in the AIF.

The Company has filed the Registration Statement on Form F-10 (File No. 333-279567) with the SEC under the U.S. Securities Act, with respect to the Offered Shares distributed under this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". For further information with respect to the Company, the Offered Shares and the Offering, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, describing the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the website of the SEC at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part:

1. the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus;

2. the form of Subscription Agreement;

3. the consent of the Company's auditor, Grant Thornton LLP;

4. the consent of each "qualified person" (for the purposes of NI 43-101) referred to in this Prospectus under the heading "Interest of Experts";

5. the consent of the Company's Canadian legal counsel, Bennett Jones LLP; and

6. the powers of attorney from certain directors and officers of the Company (included on the signature page to the Registration Statement).

FINANCIAL INFORMATION AND CURRENCY

In this Prospectus, unless stated otherwise or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "$" or "C$" or "dollars" are to the lawful currency of Canada, and all references to "US$" or "U.S. dollars" are to the lawful currency of the United States.

The following table sets forth the high, low and average daily exchange rates for the years ended December 31, 2024 and 2023, and for the three and nine months ended September 30, 2024, as reported by the Bank of Canada. These rates are set forth as Canadian dollars per US$1.00.

	Year ended December 31, 2023	Year ended December 31, 2024	Three and nine months ended September 30, 2024
High	$1.3875	$1.4416	$1.3858
Low	$1.3128	$1.3316	$1.3316
Average	$1.3497	$1.3698	$1.3604

On January 24, 2025, the rate of exchange for one United States dollar, expressed in Canadian dollars, based on the Bank of Canada, was US$1.00=C$1.4336 (or C$1.00 =US$0.6975).

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about the Company contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any securities. You should carefully read the entire Prospectus, including the section titled "Risk Factors", as well as the AIF, the Annual Financial Statements, the Annual MD&A and related notes, and the other documents incorporated by reference into this Prospectus Supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on November 10, 2020, pursuant to the Business Corporations Act (British Columbia) ("BCBCA") under the name "i-80 Gold Corp.", as a wholly-owned subsidiary of Premier Gold Mines Limited ("Premier") for the purposes of completing a plan of arrangement (the "Plan of Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). The Arrangement was completed on April 7, 2021. Under the Arrangement, among other things, Premier transferred all of its ownership interest in Premier Gold Mines USA, Inc. ("Premier USA") to the Company and spun out 70% of the issued and outstanding Common Shares of the Company to shareholders of Premier. As a result of the Arrangement, the Company became a public company and a "reporting issuer" under applicable Canadian securities laws and is no longer a subsidiary of Premier.

As of the date of this Prospectus Supplement, the Company is a reporting issuer in each of the provinces and territories of Canada.

The Company's registered office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8, and its head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

Intercorporate Relationships

The Company's material wholly-owned subsidiary is Premier USA, a Delaware corporation. Premier USA has four material wholly-owned subsidiaries: (i) Au-Reka Gold LLC, a Delaware limited liability company ("Au-Reka LLC"); (ii) Goldcorp Dee LLC, a Nevada limited liability company ("Dee LLC"); (iii) Osgood Mining Company LLC, a Nevada limited liability company ("Osgood LLC"); and (iv) Ruby Hill Mining Company, LLC, a Nevada limited liability company ("Ruby Hill LLC").

On May 8, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Paycore Minerals Inc. ("Paycore"), which owns the FAD Project located in Eureka County, Nevada (the "Paycore Arrangement").

The following diagram illustrates the condensed corporate structure of the Company and the location of the Company's principal assets as at the date hereof.

THE BUSINESS OF THE COMPANY

The Company is a mining company engaged in the exploration, development and production of gold and silver mineral deposits in the United States, with a particular focus on the State of Nevada. The Company's principal mining projects include: (i) a 100% interest in the McCoy-Cove gold properties located on the Battle Mountain-Eureka Trend in Lander County, Nevada (collectively, the "McCoy-Cove Project"); (ii) a 100% interest in the Granite Creek gold project (formerly referred to as the Getchell project) located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka Trend in Humboldt County, Nevada (the "Granite Creek Project"); (iii) a 100% interest in the Lone Tree and Buffalo Mountain gold deposits and Lone Tree processing complex, located midway between the Company's McCoy-Cove and Granite Creek Projects in Humboldt County, Nevada (collectively, the "Lone Tree Project"); (iv) a 100% interest in the Ruby Hill mine located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "Ruby Hill Project"); and (v) a 100% interest in the FAD project located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "FAD Project"). The Company does not consider the FAD Project to be material as of the date of this Prospectus Supplement.

For more information regarding the Company and the development of its business, see information under "General Development of the Business - Three Year History" in the AIF, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

RECENT DEVELOPMENTS

Waiver Agreements

The Company previously entered into (i) an amended and restated gold prepay purchase and sale agreement dated as of September 20, 2023, as amended by an amending agreement dated as of April 25, 2024 and as supplemented by a side letter agreement dated as of June 28, 2024 (collectively, the "Prepay Agreement"), (ii) a purchase and sale agreement (silver) dated as of December 13, 2021, as extended by an extension acknowledgment letter dated as of January 12, 2024 and an amending agreement dated as of April 25, 2024  (collectively, the "Stream Agreement"), and (iii) the convertible credit agreement dated December 13, 2021 (the "Orion Convertible Loan"). On December 31, 2024, the Company entered into a waiver and amending agreement with respect to each of the Prepay Agreement and the Stream Agreement, and a waiver agreement with respect to the Orion Convertible Loan (collectively, the "Waiver Agreements").

Pursuant to, and subject to compliance with, the Waiver Agreements, Orion Mine Finance ("Orion") and the Company have agreed to (i) defer certain gold and silver deliveries consisting of 3,210 ounces of gold and 400,000 ounces of silver, which were previously scheduled for delivery on December 31, 2024, and January 15, 2025, respectively, until March 31, 2025, (ii) extend the expiry date of the Orion Convertible Loan by six months from December 13, 2025, to June 30, 2026, and (iii) secure the obligations under the Orion Convertible Loan on a pari passu basis with the Stream Agreement.  The Waiver Agreements also provided for a waiver and amendment of the minimum cash requirements under the Prepay Agreement and the Stream Agreement until March 31, 2025.

In addition, the Company and Orion agreed to enter into an offtake agreement by the end of January 2025 (the "Offtake Agreement"). The Offtake Agreement is expected to have similar terms to the existing agreement and commence once the current offtake agreement with Deterra Royalties Limited expires at the end of December 2028. The Waiver Agreements were subject to ongoing conditions, including the requirements and approval of the TSX and NYSE American, the entering into of the Offtake Agreement, additional equity financing in January to continue to satisfy the amended minimum cash requirement of $10 million through March 31, 2025, as well as the amendment and restatement of the Orion Convertible Loan.

Amendments to its Convertible Debentures

On February 22, 2023, the Company closed a private placement offering of $65 million principal amount of secured convertible debentures (the "Convertible Debentures") pursuant to an indenture agreement (the "Indenture") among the Company and TSX Trust Company (the "Trustee").

On October 15, 2024, debenture holders representing approximately 66 2/3% of the principal amount of the Convertible Debentures appointed, by written resolution, a committee of the debenture holders (the "Committee"), to exercise, and to direct the Trustee to exercise, on behalf of the debenture holders, the powers of the debenture holders set out in the Indenture.

On January 13, 2025, the Company reached an agreement (the "Amendment Agreement") with certain convertible debenture holders (the "Debenture Investors") to implement proposed amendments to the terms of its convertible debentures, which are expected to assist in the second phase of the Company's recapitalization plan.

Pursuant to the Amendment Agreement, the Company and the Debenture Investors have agreed on a series of amendments to address certain requests of debenture holders, as well as to address a Company request to facilitate its recapitalization plan which it anticipates completing by the end of the first quarter of 2025. The Company and the Debenture Investors have agreed to submit to the Committee, for approval, three separate amendments to the Indenture.

The first amendment involves changing the conversion price applicable to the noteholders' conversion of outstanding and accrued interest on the Convertible Debentures to equal the volume weighted average price the Company's common shares on the TSX during the five trading days immediately preceding the date the Convertible Debenture holders make such election, less a discount of 15%, converted into U.S. dollars. Additionally, corresponding changes will be made to the provisions relating to the right of the Company to elect to convert the interest payable under the Convertible Debentures into common shares, including updating the conversion price to reflect a 15% discount to market price.

The second amendment removes the Company's right to grant security on a pari passu basis against McCoy-Cove, leaving Convertible Debenture holders as senior secured on McCoy-Cove with any additional debt subordinated.

The third amendment provides for a new redemption right of the Convertible Debentures, allowing the Company to redeem them for cash at its election at a 104% premium of the outstanding principal, along with accrued interest up to the redemption date. This amendment provides the Company with greater flexibility as it works towards the execution of its recapitalization plan. The Amendment Agreement also included a waiver of an event of default under the Indenture relating to a forward-looking minimum cash requirement under the Prepay Agreement. The Committee's waiver is conditioned upon the amendments to the Indenture being implemented by February 28, 2025.

The amendments to the Indenture remain subject to receipt of the approval of the Committee, the TSX and the NYSE American, as applicable. Additionally, pursuant to the terms of the Indenture, a supplemental indenture to the Indenture will be entered into by the Company and the Trustee to reflect the proposed amendments.

Amended and Restated Convertible Credit Agreement

On January 15, 2025, the Company completed the amendment and restatement of its convertible credit agreement (the "A&R Convertible Credit Agreement") with an affiliate of Orion. As a result, the conditions relating to the deferral of gold and silver deliveries and the extension of the Orion Convertible Loan required to be completed by January 15, 2025 pursuant to the Waiver Agreements were satisfied.

Pursuant to the A&R Convertible Credit Agreement, Orion and the Company extended the maturity date of the A&R Convertible Credit Agreement by six months from December 13, 2025, to June 30, 2026, and put certain security in place to secure the Company's obligations under the A&R Convertible Credit Agreement. Additional security against the Company's Ruby Hill Project and the Granite Creek Project is required to be put in place by March 31, 2025.

In connection with the extension of the A&R Convertible Credit Agreement, the Company issued to Orion 5 million common share purchase warrants (the "2025 Orion Warrants") with an exercise price of C$1.01 and an expiry date of January 15, 2029. The Company also agreed to grant Orion registration rights with respect to its securities.

RISK FACTORS

An investment in the Offered Shares is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in the Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and those incorporated by reference into this Prospectus Supplement, including in the AIF and those described in the Annual MD&A. See "Documents Incorporated by Reference". The risks discussed below also include forward-looking statements and the Company's actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Information".

Negative cash flow from operations.

The Company had negative cash flow from operating activities for the year ended December 31, 2023 and for the nine months ended September 30, 2024. The Company cannot guarantee that it will have positive or negative cash flow from operating activities in future periods. The Company cannot provide any assurances that it will achieve sufficient revenues (if at all) or maintain profitability or positive cash flow from operating activities. If the Company does not achieve or maintain profitability or positive cash flow from operating activities, then there could be a material adverse effect on the Company's business, financial condition and results of operation, and the Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding.

An investment in the Offered Shares is speculative.

An investment in the Offered Shares and the Company's prospects generally are speculative. Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading "Risk Factors" in the AIF. The risks described below and in the AIF are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in the AIF actually occur, then the Company's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus Supplement and the Shelf Prospectus and consult with their professional advisors to assess any investment in the Offered Shares.

A positive return in an investment in the Offered Shares is not guaranteed.

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short term or long term. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

The Company has broad discretion to use the net proceeds from this Offering.

The Company currently intends to allocate the net proceeds, if any, received from the Offering and the Concurrent Private as described under "Use of Proceeds"; however, management of the Company will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and the Concurrent Private Placement, as well as the timing of their expenditures. Given the broad discretion given to the Company's management in the actual application of any net proceeds received from the Offering or the Concurrent Private Placement, the Company may elect to allocate proceeds differently from that described in "Use of Proceeds" if the Company believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Company's management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of any net proceeds are uncertain. If the net proceeds received from the Offering or the Concurrent Private Placement are not applied effectively, the Company's business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

The market price for the Offered Shares may fluctuate.

The market price of the Offered Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, the results of any public announcements made by the Company and the Company's failure to meet analysts' expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Offered Shares for reasons unrelated to the Company's performance. Additionally, the value of the Offered Shares is subject to market value fluctuations based upon factors that influence the Company's operations, such as legislative or regulatory developments, competition, technological changes, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of the Offered Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

The value of the Offered Shares will be affected by the general creditworthiness of the Company. The AIF and the Company's management's discussion and analysis are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Company's business, financial condition or results of operations. The market value of the Common Shares may also be affected by the Company's financial results and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Company is a part.

The Company may not be able to raise additional funds.

The Company's activities have scope for flexibility in terms of the amount and timing of expenditures, and expenditures may be adjusted accordingly. Further operations may require additional capital and may depend on the Company's ability to obtain financing through debt, equity or other means. The Company's ability to meet its obligations and maintain operations may be contingent upon successful completion of additional financing arrangements. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

Dilution

Additional financing needed to continue funding the development and operation of the properties of the Company may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares and may have a negative impact on the market price of the Common Shares.

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The Company is incorporated under and governed by the BCBCA. Certain of the directors and executive officers of the Company and certain of the experts named in this Prospectus Supplement reside outside of Canada, and all or a substantial portion of the assets of such persons are or may be located outside of Canada. It may not be possible for shareholders to effect service of process against the Company's directors and executive officers who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Company's directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors or officers not resident in Canada. Courts in such jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

In addition, the enforcement by investors of civil liabilities under the United States federal or state securities laws may be adversely affected by the fact that the Company is governed by the BCBCA, that some of the Company's officers and directors are not residents of the United States, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus are not residents of the United States and that all or a portion of the assets of said persons, and a portion of the Company's assets, are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, the Company or certain of the Company's directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or the Company's directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws. See "Enforceability of Civil Liabilities".

The Company may be classified as a passive foreign investment company for U.S. federal income tax purposes for the current year or future years, which could result in adverse U.S. federal income tax consequences to U.S. holders of Offered Shares.

The Company would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the Company's corporate subsidiaries in which the Company owns 25% (by value) of the stock, either: (i) 75% or more of the Company's gross income for such year is "passive income" (as defined in the relevant provisions of the Code, or (ii) 50% or more of the value of the Company's assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The Company believes that it was not a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and expects that it will not be a PFIC for the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of the Company's passive assets, the amount and type of the Company's gross income and market capitalization. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current or future taxable years. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in "Certain U.S. Federal Income Tax Considerations") if the Company is treated as a PFIC for any taxable year during which such U.S. Holder holds the Offered Shares.

USE OF PROCEEDS

The gross proceeds of the Offering will be C$14,400,000 assuming Minimum Offering and C$29,000,000 assuming the Maximum Offering. The estimated net proceeds of the Offering will be C$14,150,000 assuming Minimum Offering and C$28,750,000 assuming the Maximum Offering, after deducting the estimated expenses of the Offering of approximately C$250,000.

Use of Proceeds

The estimated net proceeds of the Offering are expected to be used by the Company for development expenditures, completion of technical studies and property maintenance and holding costs for the Granite Creek Project, the McCoy-Cove Project, the Ruby Hill Project and the Lone Tree Project and for general corporate and working capital purposes, as further set out below:

Use of Proceeds(1)	Amount Allocated Minimum Offering (in millions of dollars)	Amount Allocated Maximum Offering (in millions of dollars)
Granite Creek Project
Development expenditures	--	$7.9
Technical Study	$0.2	$0.2
McCoy-Cove Project
Technical Study	$0.5	$0.5
Property maintenance and holding costs	$3.1	$3.1
Ruby Hill Project
Technical study	$0.3	$0.3
Property maintenance and holding costs	$3.2	$3.2
Lone Tree Project
Property maintenance and holding costs	$5.6	$5.6
General working capital/corporate purposes	$1.2(2)	$7.9(2)

Total	$14.1	$28.7

Notes:

(1) All amounts included in the table above are presented in millions of Canadian dollars and were converted from United States dollars at a rate of US$1.00 = C$1.4396.

(2) Assuming the Concurrent Private Placement is completed, the Escrow Release Conditions are satisfied and the Escrowed Funds are released to the Company, the Company intends to use the net proceeds from the Concurrent Private Placement for general working capital and corporate purposes.

Business Objectives and Milestones

The Company currently estimates that the activities contemplated below are expected to be completed over the course of 2025 assuming the Company raises the maximum amount under the Offering. However, the period of time required to complete such work programs, and their estimated costs will depend on and may change based on, among other things, results of operations including unexpected higher costs related to the dewatering program or development delays due to water issues at the Granite Creek Project, and other operational decisions in respect of the Company's mineral properties.

Granite Creek Project

The Company intends to use the net proceeds from the Offering allocated to the Granite Creek Project to complete a technical study on the property to which the Company has allocated $0.2 million. The Company also plans to continue to develop underground zones to allow for increased production flexibility from all zones, including advancing development into the South Pacific Zone (SPZ) and to continue to rework the de-watering system to allow for additional flow capacity to the water treatment plant to which the Company has allocated $7.9 million.

McCoy-Cove Project

The Company intends to use the net proceeds from the Offering allocated to the McCoy-Cove Project to complete a technical study on the property to which the Company allocated $0.5 million of the proceeds and for property maintenance and holding costs to which the Company has allocated $3.1 million of the proceeds.

Ruby Hill Project

The Company intends to use the net proceeds of the Offering to complete a technical study on the property and has allocated $0.3 million of the proceeds to this objective and for property maintenance and holding costs to which the Company has allocated $3.2 million of the proceeds.

Lone Tree Project

The Company intends to use the net proceeds of the Offering allocated to the Lone Tree Project for property maintenance and holding costs and has allocated $5.6 million of the proceeds to this objective.

In addition, the Company intends to allocate $7.9 million of the proceeds from the Offering to general working capital and corporate purposes.

The Company expects that the amounts allocated to the various business objectives and milestones discussed above for each of the Granite Creek Project, the McCoy-Cove Project, the Ruby Hill Project and the Lone Tree Project will be sufficient to complete the activities noted.

Tim George, P.E., Mine Operations Manager of the Company, a qualified person for the purposes of NI 43-101, has reviewed and approved the contemplated uses of the net proceeds of the Offering.

The Company had negative cash flow from operating activities for the financial year ended December 31, 2023 and for the nine months ended September 30, 2024 and expects to have negative cash flow from operating activities for the financial year ended December 31, 2024. The Company's ability to generate positive operating cash flow will depend upon a number of factors, including, among others, the worldwide market price of gold and silver,  the ability of the Company to develop its projects and recover gold and silver from its mineral properties as anticipated, and to meet any future production and cost targets at its projects. To the extent the Company experiences fluctuations in metals prices, lower than planned production or higher costs at its projects it may be required to raise additional funds through the issuance of additional equity securities (including through the Company's at-the market equity program) or through debt financing, or to use some or all of the net proceeds from the Offering to fund such negative cash flow.  There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See "Risk Factors".

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

The Company intends to spend the net proceeds of the Offering as stated above. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein.

Use of Proceeds from Previously Completed Financing Transactions

Use of Proceeds from the 2024 Unit Offering

On May 1, 2024, the Company completed a bought deal public offering of an aggregate of 69,698,050 Units of the Company (each, a "Unit") at a price of C$1.65 per Unit for aggregate gross proceeds to the Company of approximately C$115 million (the "2024 Unit Offering"). Each Unit was comprised of one Common Share and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "May 2024 Warrant"). The net proceeds of approximately $108.7 million were intended to be used by the Company for the development, expansion and working capital requirements of the McCoy-Cove Project, the Granite Creek Project, the Lone Tree Project, the Ruby Hill Project and for general corporate and working capital purposes, as further set out below:

2024 Unit Offering (All amounts are approximate, expressed in millions of Canadian dollars)
Description	Approximated Amount Expended as of the date of this Prospectus
Granite Creek Project
In-fill drilling	$5.68
Technical Study	$Nil
McCoy-Cove Project
Complete in-fill drilling	$8.67
Publish Feasibility Study	$Nil
Submit Dewatering Permit	$Nil
Property maintenance costs	$2.47
Ruby Hill Project
Exploration Drilling	$0.39
Property maintenance costs	$1.6
Lone Tree Project
Refurbishment Study	$Nil
Property maintenance costs	$8.38
General working capital/corporate purposes	$22.8
Debt Repayment	$44.86
Total Spent	$94.85
Remaining Funds	$13.85

PLAN OF DISTRIBUTION

The Company is offering for sale to the Subscribers a minimum of 18,000,000 Offered Shares at a price of C$0.80 per Offered Share for minimum gross proceeds to the Company of C$14,400,000 and a maximum of 36,250,000 Offered Shares at a price of C$0.80 per Offered Share for aggregate gross proceeds to the Company of C$29,000,000, payable in cash to the Company against delivery of such Offered Shares. The Offering Price has been determined by arm's length negotiation between the Company and the Subscribers, with reference to the prevailing market price of the Common Shares. The Offering Price will remain fixed for the duration of the Offering. No securities will be issued to any persons other than the Subscribers pursuant to this Prospectus Supplement.

The Offering is being made in the United States and each of the provinces and territories of Canada except the province of Québec. The Offered Shares are being acquired by the Subscribers pursuant to the terms of the Subscription Agreements, which contain such terms, representations, warranties and conditions customary for agreements of their nature. If subscriptions are not received for at least the gross proceeds of the Minimum Offering, the Offering will not be completed. Closing of the Offering is anticipated to be on or about January 31, 2025 or such other date as the Company may determine.

No arrangements have been made to place funds into escrow or any similar account. Upon receipt, the Offering proceeds will be deposited into the operating account of the Company and, following closing of the Offering, will be used to conduct its business and operations substantially in accordance with the use of proceeds described herein. See "Use of Proceeds".

The Company has applied to the TSX and NYSE American for approval of the listing of the Offered Shares distributed under this Prospectus Supplement. Listing of the Offered Shares will be subject to the Company fulfilling all of the requirements of the TSX and NYSE American. Closing of the Offering will be conditional upon receipt of listing approval from the TSX and the NYSE American for the Offered Shares.

The Subscribers are not acting as agent or underwriter and have not engaged in the business of trading or advising in securities with respect to the Offering. The Subscribers have represented to the Company that they are purchasing the Offered Shares for investment purposes only and not with a view to resale.

NO UNDERWRITER OR AGENT HAS BEEN INVOLVED IN THE PREPARATION OF THIS PROSPECTUS SUPPLEMENT OR PERFORMED ANY REVIEW OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT. THE COMPANY HAS NOT ENGAGED IN THE BUSINESS OF TRADING AND ADVISING IN SECURITIES WITH RESPECT TO THE OFFERING.

Selling Restrictions

Subject to applicable law, the Company may offer the Offered Shares outside of Canada and the United States.  The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Concurrent Private Placement

Concurrently with the Offering, the Company intends to complete the Concurrent Private Placement of up to 1,004,208 Subscription Receipts at a price of C$0.80 per Subscription Receipt for aggregate gross proceeds of up to C$803,367 with the Placement Investors, being certain directors and officers of the Company. The Company will enter into a Placement Subscription Agreement with each of the Placement Investors setting out the detailed terms of the Concurrent Private Placement. Each Subscription Receipt will entitle the holder to receive, without payment of additional consideration and without further action, one Placement Share upon satisfaction of the Escrow Release Conditions. The Escrowed Funds will be held in escrow and will be released to the Company on satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are not satisfied on or before June 30, 2025, the Escrowed Funds will be returned to the Placement Investors and the Subscription Receipts will be cancelled. The Concurrent Private Placement is being structured by the Company to satisfy the requirements of the NYSE American to obtain shareholder approval for the participation of the directors and officers in an equity financing by the Company at a price that is at a discount to market price. The Company anticipates using the net proceeds of the Concurrent Private Placement for working capital and general corporate purposes. The Concurrent Private Placement is expected to close with the Offering on or about January 31, 2025.

This Prospectus Supplement does not qualify the distribution of the Subscription Receipts issuable pursuant to the Concurrent Private Placement or the Placement Shares issuable on conversion of the Subscription Receipts. All Subscription Receipts issued pursuant to the Concurrent Private Placement will be subject to statutory hold periods. Subscribers of Offered Shares pursuant to the Offering should not rely on the fact that the Placement Investors have decided to enter into the Concurrent Private Placement and should make their own investment decision with respect to the purchase of Offered Shares pursuant to the Offering. The Subscription Receipts and the Placement Shares issuable upon conversion of the Subscription Receipts have not and will not be registered under the U.S. Securities Act, will be "restricted securities" under the U.S. Securities Act and will be issued on a private placement basis to persons who are "accredited investors" under United States and Canadian securities laws.

DESCRIPTION OF COMMON SHARES

The Offering consists of up to 36,250,000 Offered Shares at a price of C$0.80 per Offered Share. The Company is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as at January 24, 2025, there were 410,599,292 Common Shares issued and outstanding.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of preference shares of the Company, if any, to receive any dividends declared by the directors of the Company and the remaining property and assets of the Company upon liquidation, dissolution or winding-up. The holders of Common Shares are not entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Company to: (a) increase or decrease the maximum number of authorized Common Shares, or to increase the maximum number of authorized shares of a class or series ranking in priority to, or on parity with, the Common Shares; (b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or (c) create a class or series of shares ranking in priority to, or on parity with, the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as outlined under "Prior Sales", there have been no material changes in the Company's capital structure, on a consolidated basis, since the date of the Interim Financial Statements.

The following table shows the consolidated capitalization of the Company as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering and the Concurrent Private Placement. The following table should be read in conjunction with the Interim Financial Statements and related MD&A, each of which are incorporated by reference into this Prospectus Supplement.

	As at September 30, 2024(1)(2)	As at September 30, 2024 After Giving Effect to the Maximum Offering(1)(2)	As at September 30, 2024 After Giving Effect to the Maximum Offering and the Concurrent Private Placement(1)(2)(3)
Share Capital	US$595,049	US$615,020	US$615,578
Number of Common Shares Outstanding (Authorized - unlimited)	396,433,802	432,683,802	433,686,010
Debt	US$176,763	US$176,763	US$176,763
Cash	US$21,776	US$41,747	US$42,305

Notes:

(1) All amounts included in the table above are presented in thousands of United States Dollars at a rate of US$1.00 = C$1.4396.

(2) Assuming the Maximum Offering is fully subscribed and after deducting estimated expenses of the Offering.

(3) Assuming the Concurrent Private Placement is completed, the Escrow Conditions are satisfied and the Escrowed Funds are released to the Company. For purposes of this table, it is assumed the Subscription Receipts are converted to Placement Shares.

PRIOR SALES

In the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares and securities convertible or exchangeable into Common Shares.

Date of Issuance	Type of Security	Number of Securities	Purchase/Exercise/Deemed Price per Security
January 24, 2025	Common Shares(10)	200,841	US$0.55
January 23, 2025	Common Shares(10)	98,947	US$0.55
January 22, 2025	Common Shares(10)	370,383	US$0.55
January 15, 2025	Deferred Share Units(3)	91,428	$0.86
January 2, 2025	Common Shares(10)	142,164	US$0.50
December 31, 2024	Common Shares(11)	246,750	$0.69
December 30, 2024	Deferred Share Units(3)	119,939	$0.69
December 31, 2024	Common Shares(10)	131,787	US$0.49
December 30, 2024	Common Shares(10)	1,143,482	US$0.51
December 27, 2024	Common Shares(10)	415,833	US$0.54
December 24, 2024	Common Shares(10)	470,643	US$0.51
December 23, 2024	Common Shares(10)	1,003,846	US$0.51
December 20, 2024	Common Shares(10)	98,091	US$0.49
December 19, 2024	Common Shares(10)	270,445	US$0.53
December 18, 2024	Common Shares(10)	663,006	US$0.53
December 17, 2024	Common Shares(10)	484,000	US$0.52
December 16, 2024	Common Shares(10)	70,946	US$0.53
November 19, 2024	Restricted Share Units(8)	5,965,000	$0.77
October 31, 2024	Common Shares(12)	738,185	$1.59
October 31, 2024	Common Shares(13)	1,389,654	$3.27
October 29, 2024	Common Shares(10)	152,955	US$1.09
October 28, 2024	Common Shares(1)	10,000	$0.59
October 28, 2024	Common Shares(1)	11,000	$0.59
October 28, 2024	Common Shares(1)	15,000	$1.18
October 28, 2024	Common Shares(1)	12,500	$1.18
October 28, 2024	Common Shares(1)	20,000	$1.18
October 28, 2024	Common Shares(10)	110,872	US$1.10
October 25, 2024	Common Shares(10)	282,672	US$1.10
October 24, 2024	Common Shares(10)	282,905	US$1.12
October 23, 2024	Common Shares(10)	543,490	US$1.17
October 23, 2024	Deferred Share Units(3)	59,717	$1.60
October 22, 2024	Common Shares(10)	499,289	US$1.20
October 21, 2024	Common Shares(10)	793,478	US$1.19
October 18, 2024	Common Shares(10)	295,837	US$1.11

Date of Issuance	Type of Security	Number of Securities	Purchase/Exercise/Deemed Price per Security
October 17, 2024	Common Shares(10)	317,940	US$1.11
October 16, 2024	Common Shares(10)	328,714	US$1.10
October 15, 2024	Common Shares(10)	220,200	US$1.07
October 10, 2024	Common Shares(10)	195	US$1.10
October 9, 2024	Common Shares(10)	203,399	US$1.10
October 8, 2024	Common Shares(10)	267,964	US$1.11
October 7, 2024	Common Shares(10)	176,308	US$1.14
October 4, 2024	Common Shares(10)	189,481	US$1.14
October 3, 2024	Common Shares(10)	279,346	US$1.15
October 2, 2024	Common Shares(10)	697,294	US$1.16
October 1, 2024	Common Shares(10)	515,647	US$1.16
September 27, 2024	Common Shares(10)	2,206,594	US$1.21
September 26, 2024	Common Shares(10)	1,460,937	US$1.13
September 25, 2024	Common Shares(10)	827,946	US$1.10
September 24, 2024	Common Shares(10)	97,633	US$1.10
September 23, 2024	Common Shares(10)	4,610	US$1.15
September 20, 2024	Common Shares(10)	433,574	US$1.16
September 19, 2024	Restricted Share Units(8)	1,401,869	$1.60
September 19, 2024	Common Shares(10)	2,809,408	US$1.19
September 18, 2024	Common Shares(10)	88,185	US$1.10
September 17, 2024	Common Shares(10)	433,128	US$1.11
September 16, 2024	Common Shares(10)	488,733	US$1.09
September 13, 2024	Common Shares(10)	421,117	US$1.05
September 12, 2024	Common Shares(10)	274,140	US$0.98
September 11, 2024	Common Shares(10)	655	US$0.98
September 10, 2024	Common Shares(10)	303,353	US$0.99
September 6, 2024	Common Shares(10)	32,640	US$1.01
September 3, 2024	Common Shares(10)	70,847	US$1.05
August 30, 2024	Common Shares(10)	353,574	US$1.05
August 28, 2024	Common Shares(10)	95,627	US$1.06
August 27, 2024	Common Shares(10)	106,173	US$1.06
August 26, 2024	Common Shares(10)	459,396	US$1.07
August 23, 2024	Common Shares(10)	10,294	US$1.05
August 22, 2024	Common Shares(10)	222,206	US$1.06

Date of Issuance	Type of Security	Number of Securities	Purchase/Exercise/Deemed Price per Security
August 21, 2024	Common Shares(10)	297,508	US$1.08
July 18, 2024	Deferred Share Units(3)	60,978	$1.57
July 2, 2024	Common Shares(1)	28,800	$1.45
July 2, 2024	Common Shares(1)	5,000	$1.45
July 2, 2024	Common Shares(1)	5,000	$1.45
May 1, 2024	Units(9)	69,698,050	$1.65
April 10, 2024	Deferred Share Units(3)	46,845	$1.62
April 5, 2024	Common Shares(1)	3,200	$1.35
April 4, 2024	Common Shares(1)	28,000	$1.35
April 4, 2024	Common Shares(1)	8,400	$1.35
April 4, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	28,000	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	15,000	$1.35
April 2, 2024	Common Shares(1)	15,200	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	10,000	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	15,000	$1.35
April 2, 2024	Common Shares(1)	20,000	$1.35
April 2, 2024	Common Shares(1)	27,200	$1.35
April 1, 2024	Common Shares(1)	20,000	$1.35
March 28, 2024	Common Shares(1)	35,000	$1.35
March 27, 2024	Common Shares(1)	33,400	$1.35
March 26, 2024	Common Shares(1)	25,000	$1.35
March 25, 2024	Common Shares(1)	43,000	$1.35
March 22, 2024	Common Shares(1)	288,000	$1.35
March 21, 2024	Common Shares(1)	10,000	$0.59
March 21, 2024	Common Shares(1)	45,000	$1.35
March 20, 2024	Common Shares(5)	1,127,336	$1.72
March 20, 2024	Common Shares(6)	75,000	$1.80
March 18, 2024	Common Shares(1)	15,600	$1.35

Date of Issuance	Type of Security	Number of Securities	Purchase/Exercise/Deemed Price per Security
March 8, 2024	Common Shares(1)	96,800	$1.35
February 22, 2024	Options(7)	891,316	$1.75
February 22, 2024	Restricted Share Units(8)	2,051,374	$1.75
February 22, 2024	Deferred Share Units(3)	344,993	$1.75
February 20, 2024	Common Shares(2)	3,683,800	$1.80
February 20, 2024	Common Shares(2)	9,305,404	$1.80
February 9, 2024	Common Shares(4)	1,600,000	$1.80
February 2, 2024	Common Shares(1)	3,000	$1.18

Notes:

(1) Issued upon the exercise of stock options of the Company granted pursuant to the Company's omnibus equity incentive plan (the "Omnibus Plan").

(2) Represents Common Shares issued in connection with a non-brokered private placement that closed on February 20, 2024.

(3) Represents deferred share units granted pursuant to the Omnibus Plan.

(4) Represents Common Shares issued to affiliates of Waterton Global Resource Management, Inc. (collectively, "Waterton") as partial consideration of the contingent value rights payment related to the Company's acquisition of the Granite Creek Project.

(5) Represents Common Shares issued to Waterton as partial consideration for the Company's acquisition of the Ruby Hill Project.

(6) Represents Common Shares issued pursuant to the second tranche of a non-brokered private placement that closed on March 20, 2024.

(7) Represents options granted pursuant to the Omnibus Plan.

(8) Represents restricted share units granted pursuant to the Omnibus Plan.

(9) Represents the Units issued in connection with the 2024 Unit Offering.

(10) Represents the Common Shares issued pursuant to the Company's at-the-market offering.

(11) Represents the Common Shares issued to Greg Smith, a former director of the Company, upon settlement of his vested deferred share units following his resignation from the board of directors of the Company.

(12) Represents common shares issued to Sprott Hathaway Special Situations Fund Master Fund LP ("Sprott") upon conversion of its unpaid and accrued interest pursuant to its Convertible Credit Agreement with the Company dated December 10, 2021 (the "Sprott Convertible Loan")

(13) Represents Common Shares issued to Sprott upon conversion of a portion of the principal amount outstanding under the Sprott Convertible Loan.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol "IAU" and "IAUX", respectively. The following tables sets out, for the periods indicated, the high and low trading prices and trading volumes of the Common Shares on the TSX and the NYSE American for the 12 months preceding the date of this Prospectus Supplement.

TSX
Month	High (C$)	Low (C$)	Volume Traded
January, 2024	2.40	1.91	7,565,424
February, 2024	2.24	1.68	10,132,510
March, 2024	2.20	1.68	17,371,898
April, 2024	2.03	1.56	33,478,997
May, 2024	1.77	1.41	38,427,505
June, 2024	1.56	1.32	16,766,881

TSX
Month	High (C$)	Low (C$)	Volume Traded
July, 2024	1.62	1.38	9,892,903
August, 2024	1.54	1.05	15,620,533
September, 2024	1.70	1.27	15,587,417
October, 2024	1.71	1.40	16,734,951
November, 2024	1.49	0.47	50,507,525
December, 2024	0.92	0.68	15,707,177
January, 2025(1)	0.91	0.75	11,268,740

Note:

(1) From January 1 - January 24, 2025.

NYSE American
Month	High (US$)	Low (US$)	Volume Traded
January, 2024	1.80	1.42	4,890,296
February, 2024	1.67	1.23	3,358,490
March, 2024	1.63	1.24	5,133,101
April, 2024	1.51	1.16	5,909,408
May, 2024	1.43	1.03	9,691,395
June, 2024	1.15	0.96	12,699,091
July, 2024	1.18	1.01	5,347,882
August, 2024	1.13	0.76	9,495,557
September, 2024	1.26	0.93	15,112,703
October, 2024	1.25	1.02	6,477,403
November, 2024	1.09	0.34	38,435,655
December, 2024	0.65	0.48	10,637,056
January, 2025(1)	0.64	0.52	47,785,316

Note:

(1) From January 1 - January 24, 2025.

On January 24, 2025, being the last complete trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE American was C$0.81 and US$0.56, respectively.

Warrants

The May 2024 Warrants are listed on the TSX under the symbol "IAU.WT" since May 1, 2024. The following table sets out, for the periods indicated, the high and low trading prices and trading volumes of the May 2024 Warrants on the TSX for the 12 months preceding the date of this Prospectus Supplement.

TSX
Month	High (C$)	Low (C$)	Volume Traded
January, 2024	-	-	-
February, 2024	-	-	-
March, 2024	-	-	-
April, 2024	-	-	-
May, 2024	0.49	0.15	4,502,836
June, 2024	0.44	0.30	936,802
July, 2024	0.41	0.34	320,368
August, 2024	0.40	0.28	539,630
September, 2024	0.45	0.34	527,643
October, 2024	0.48	0.39	429,643
November, 2024	0.46	0.04	1,090,761
December, 2024	0.21	0.11	223,000
January, 2025(1)	0.17	0.13	80,500

Note:

(1) From January 1 - January 24, 2025.

On January 24, 2025, being the last complete trading day prior to the date of this Prospectus Supplement, the closing price of the May 2024 Warrants on the TSX was C$0.16.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date of this Prospectus Supplement, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to an investor who acquires beneficial ownership of an Offered Share pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm's length with the Company, (ii) is not affiliated with the Company, and (iii) acquires and holds the Offered Shares as capital property (a "Holder"). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold such shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to Holders (i) that are "financial institutions" within the meaning of the "mark-to-market" rules contained in the Tax Act, (ii) that are "specified financial institutions" as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act, (iv) that have made a functional currency reporting election to report their "Canadian tax results" (as defined in the Tax Act) in a currency other than the Canadian currency for purposes of the Tax Act, (v) that are partnerships, (vi) that beneficially own their Offered Shares through a partnership, (vii) who have entered or will enter into a "derivative forward agreement" or a "synthetic disposition arrangement", as those terms are defined in the Tax Act, in respect of the Offered Shares, (viii) that receive dividends on the Offered Shares under or as part of a "dividend rental arrangement" as defined in the Tax Act, or (ix) that are exempt from tax under Part I of the Tax Act. Such Holders should consult with their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act), and is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who borrows money or otherwise incurs debt in connection with the acquisition of the Offered Shares.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof and the Company's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form, or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering having regard to their own particular circumstances.

Currency

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must generally be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have such Offered Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received by a Resident Holder on Offered Shares will be included in computing the Resident Holder's income for the taxation year in which they are received or deemed to be received. In the case of a Resident Holder who is an individual (except in the case of certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of "eligible dividends" properly designated as such by the Company in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as "eligible dividends".

Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing such Resident Holder's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined for purposes of Part IV of the Tax Act) will generally be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of dividends. See "Residents of Canada - Alternative Minimum Tax" below.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under "Residents of Canada - Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, only the taxable portion (as described below) of any capital gain realized by a Resident Holder on the disposition (or deemed disposition) of an Offered Share will be included in the Resident Holder's income as a "taxable capital gain". Similarly, only a portion of any capital loss (an "allowable capital loss") realized by a Resident Holder on the disposition (or deemed disposition) of an Offered Share may be deducted against taxable capital gains. A Resident Holder will generally be entitled to deduct any allowable capital losses realized in a taxation year against taxable capital gains realized by the Resident Holder in the year. To the extent allowable capital losses realized in a year exceed the Resident Holder's taxable capital gains in the year, the excess may generally be carried back three years or carried forward indefinitely and deducted against taxable capital gains realized in those years (subject to certain adjustments to reflect differences in the inclusion rate for different years), to the extent and in the circumstances specified in the Tax Act.

Under the applicable provisions of the Tax Act in force on the date of this Prospectus Supplement, only one-half of any capital gain is required to be included in calculating a taxpayer's taxable capital gain, while only one-half of any capital loss is deductible against taxable capital gains as an allowable capital loss.

However, under Tax Proposals announced in the April 16, 2024 federal Budget and contained in a Notice of Ways and Means Motion released on September 23, 2024 (the "Capital Gains Tax Proposals"), the inclusion rate for capital gains and capital losses is proposed to be increased from one-half to two-thirds in respect of capital gains and capital losses realized on or after June 25, 2024. Under the Capital Gains Tax Proposals, the income of a Resident Holder that is an individual (other than certain trusts) for a particular taxation year in which the increased rate applies will be subject to certain adjustments which are intended to effectively reduce such a Resident Holder's net inclusion rate to one-half for up to $250,000 of net capital gains realized (or deemed to be realized) by such Resident Holder in the year that are not offset by an amount in respect of capital losses carried back or forward from another taxation year. Certain other conditions impacting the computation of the $250,000 threshold may apply. The Capital Gains Tax Proposals also provide for corresponding adjustments to the inclusion rate of carried forward or carried back capital losses, as well as for transitional rules and other consequential amendments.

The foregoing summary only generally describes the considerations applicable under the Capital Gains Tax Proposals and is not an exhaustive summary of the considerations that could arise in respect of the Capital Gains Tax Proposals. Furthermore, on January 6, 2025, Parliament was prorogued, with the result that before the Capital Gains Tax Proposals can be enacted, they will need to be reintroduced in Parliament. No assurance can be given that the Capital Gains Tax Proposals will be reintroduced or enacted as proposed or at all. Holders should consult their tax advisors regarding the potential application of the Capital Gains Tax Proposals to them in their particular circumstances.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains. See "Residents of Canada - Alternative Minimum Tax" below.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is or is deemed to be a "substantive CCPC" (as defined in the Tax Act) at any time in the relevant taxation year may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income, and an amount in respect of net taxable capital gains.

Alternative Minimum Tax

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for minimum tax under the Tax Act. Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Offered Shares in a business carried on in Canada (a "Non-Resident Holder").

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on (or is deemed to carry on) an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Company on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention, subject to the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory and which affects many of Canada's bilateral tax treaties (but not the Treaty as defined herein). Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a "U.S. Treaty Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Treaty Holder that is a corporation that beneficially owns at least 10% of the voting shares of the Company). Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable tax treaty.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to claim a capital loss) realized by such Non-Resident Holder on a disposition (or deemed disposition) of Offered Shares unless such shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and such Non-Resident Holder is not entitled to an exemption from tax pursuant to the terms of an applicable income tax treaty or convention, including as a result of the application of the MLI.

Generally, provided the Offered Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and the NYSE American) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of shares of the capital stock of the Company were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm's length (for the purposes of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Offered Shares to be taxable Canadian property in certain circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on any capital gain realized on the disposition of such Offered Shares by virtue of an applicable tax treaty or convention to which Canada is a signatory, subject to the application of the MLI, including the ability to claim benefits thereunder.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings "Residents of Canada - Dispositions of Offered Shares" and "Residents of Canada - Capital Gains and Capital Losses" will generally be applicable to such disposition.

Non-Resident Holders whose Offered Shares are or may be taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares acquired pursuant to this Offering that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, synthetic security, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (k) are subject to the alternative minimum tax; (l) are U.S. expatriates or former long-term residents of the United States; (m) are subject to special tax accounting rules; (n) are required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement, or (p) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" ("PFIC") for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange, or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Bennett Jones LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to United States legal matters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Grant Thornton LLP is the auditor of the Company and is independent of the Company within the meaning of the AICPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

The transfer agent and registrar of the Company is TSX Trust Company at its principal office in Toronto, Ontario.

INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Company's mineral properties included in this Prospectus Supplement, the accompanying Shelf Prospectus or the documents incorporated by reference herein and therein is based on the following Technical Reports: (i) the McCoy-Cove Report, which was prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd.; (ii) the Granite Creek Report, which was prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd.; (iii) the Lone Tree Report, which was prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC and (iv) the Ruby Hill Report, which was prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc. All of the authors of the Technical Reports are independent "qualified persons" under NI 43-101. To the best of the Company's knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares.

The scientific and technical information included in this Prospectus Supplement, the accompanying Shelf Prospectus or the documents incorporated by reference herein and therein that is subsequent to the effective date of the Technical Reports, has been reviewed and approved by Tim George, P.E., Mine Operations Manager of the Company, who is a "qualified person" as defined in NI 43-101. Mr. George beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares.

As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company or any associates or affiliates of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under and governed by the BCBCA. Mr. Ron Clayton, Mr. Matthew Gili, Mr. Ryan Snow, Ms. Cassandra Joseph and Mr. John Begeman, each a director and/or officer of the Company, reside outside of Canada and have appointed Bennett Jones LLP, Suite 3400, 100 King Street West, Toronto, Ontario, M5X 1A4 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

In addition, Dagny Odell, Laura Symmes, Terre A. Lane, Richard D. Moritz, Dr. Hamid Samari, J. Larry Breckenridge and Dr. Abani R. Samal, each a "qualified person" under NI 43-101 required to file a consent with this Prospectus Supplement, also reside outside of Canada.

In addition, most of the Company's directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for any holders of the Offered Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Offered Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of the Company's directors and officers and experts under the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or "blue sky" laws.

The Company has filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of, related to or concerning the offering of Offered Shares under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by the persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of i-80 Gold Corp. at 5190 Neil Road, Suite 460, Reno, Nevada, 89502, Telephone 1-866-525-6450, and are also available electronically on SEDAR+ at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	June 21, 2024

i-80 GOLD CORP.

C$300,000,000

COMMON SHARES
WARRANTS
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
UNITS

This short form base shelf prospectus (this "Prospectus") relates to the offering for sale by i-80 Gold Corp. (the "Company") from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of up to C$300,000,000 in the aggregate (or the equivalent thereof in any other currency or currencies, as the case may be, based on the applicable exchange rate at the time of the offering), in one or more series or issuances, of: (i) common shares in the capital of the Company ("Common Shares"); (ii) warrants to purchase to purchase Common Shares and other Securities (as defined below) of the Company ("Warrants"); (iii) debt securities which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series, including debt securities convertible or exchangeable into other securities of the Company (collectively, "Debt Securities"); (iv) subscription receipts convertible for Common Shares or other Securities ("Subscription Receipts"); and (v) units comprised of one or more of the other Securities ("Units"), or any combination of such securities (all of the foregoing collectively, the "Securities" and individually, a "Security"). From time to time, one or more of the securityholders of the Company (each, a "Selling Securityholder") may also offer and sell Securities under this Prospectus. See "Selling Securityholders".

The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement (each, a "Prospectus Supplement"). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities, or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, will be set forth in the applicable Prospectus Supplement to this Prospectus. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale, and therein only by persons permitted to sell the Securities. The Securities may be sold through underwriters or dealers, directly by the Company and/or Selling Securityholders, pursuant to applicable statutory exemptions, or through agents designated from time to time. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, involved in the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the net proceeds to the Company or to any Selling Securityholder, and any other material terms of the plan of distribution.

This Prospectus may qualify an "at-the-market distribution", as such term is defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") of the Common Shares. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be "at-the-market distributions", including sales made directly on the Toronto Stock Exchange (the "TSX") or other existing trading markets for the Securities, and as set forth in an accompanying Prospectus Supplement. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. See "Plan of Distribution".

In connection with any offering of Securities (unless otherwise specified in the applicable Prospectus Supplement), subject to applicable laws and other than an "at-the-market distribution", the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution". No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot the Common Shares in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number of principal amount of Common Shares that would result in the underwriter creating an over-allocation position in the Common Shares. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

The Common Shares are listed and posted for trading on the TSX under the stock symbol "IAU" and on the NYSE American stock exchange (the "NYSE American") under the stock symbol "IAUX". On June 20, 2024, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX and the NYSE American was C$1.49 and US$1.10 per Common Share, respectively.

- ii -

On May 1, 2024, the Company completed bought deal public offering of an aggregate of 69,698,050 units of the Company at a price of C$1.65 per unit for aggregate gross proceeds to the Company of approximately C$115 million (the "2024 Unit Offering"). Each unit consisted of one Common Share and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "May 2024 Warrant"). Each May 2024 Warrant is exercisable to acquire one Common Share for a period of 48 months from closing of the 2024 Unit Offering at an exercise price of C$2.15 per Common Share. The May 2024 Warrants are listed on the TSX under the symbol IAU.WT. On June 20, 2024, the last trading day prior to the date of this Prospectus, the closing price of the May 2024 Warrants on the TSX was C$0.35 per May 2024 Warrants.

Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Warrants, Units, Debt Securities or Subscription Receipts may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Warrants, Units, Debt Securities or Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See "Risk Factors".

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in the Securities. See "Cautionary Note Regarding Forward-Looking Information" and "Risk Factors".

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date of such document unless otherwise specified. The Company's business, financial condition, results of operations and prospects may have changed since such date.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company is permitted under a multijurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies prepared under United States generally accepted accounting principles.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisor with respect to their own particular circumstances.

- iii -

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is incorporated under the laws of the Province of British Columbia, Canada, some of the Company's officers and directors may be residents of a country other than the United States, and some or all of the experts, underwriters, dealers or agents named in this Prospectus or any Prospectus Supplement may be residents of a country other than the United States, and a portion of the assets of the Company and such persons may be located outside of the United States.

Certain of the directors and officers of the Company, and certain experts named in this Prospectus or in a document incorporated by reference into this Prospectus, reside outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process. See "Enforcement of Civil Liabilities".

The Company's registered and records office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8, and its head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502.

- iv -

GENERAL MATTERS

In this Prospectus, references to the "Company", "we", "us" and "our" refer to i-80 Gold Corp. and/or, as applicable, one or more of its subsidiaries. Investors should rely only on the information contained in or incorporated by reference into this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to readers of this Prospectus.

This Prospectus is part of a registration statement on Form F-10 that we are filing with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities (the "Registration Statement"). Under the Registration Statement, the Company may, from time to time, offer any combination of the Securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of C$300,000,000 (or the equivalent in other currencies). This Prospectus provides a general description of the Securities that the Company may offer. Each time the Company offers Securities under the Registration Statement or this Prospectus, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing, prospective investors should read both this Prospectus and any applicable Prospectus Supplement, together with additional information described under the heading "Documents Incorporated By Reference". This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Please refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company and the Securities.

The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate only as of the date on the front of this Prospectus and any applicable Prospectus Supplement, or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery of such documents or of any sale of the Securities. The Company's business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website is not incorporated by reference into this Prospectus or any applicable Prospectus Supplement and prospective investors should not rely upon such information for the purpose of determining whether to invest in the Securities.

AVAILABLE INFORMATION

The Company is required to file with the securities commission or authority in each of the applicable provinces of Canada annual and interim reports, material change reports and other information. In addition, the Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as U.S. companies.

The Company's reports and other information filed with or furnished to the SEC are available electronically from the SEC's EDGAR system at www.sec.gov, as well as from commercial document retrieval services. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada under the Company's profile on SEDAR+ at www.sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR+ or EDGAR are neither incorporated by reference in nor part of this Prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENTS AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This Prospectus, including the documents incorporated by reference herein, uses the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource", which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. The SEC adopted updated mineral property disclosure requirements (the "SEC Modernization Rules") for issuers whose securities are registered with the SEC under the U.S. Exchange Act. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will also be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that all or any part of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM definitions. United States investors are cautioned that a preliminary economic assessment cannot support an estimate of either "proven mineral reserves" or "probable mineral reserves" and that no feasibility studies have been completed on the Company's mineral properties.

Accordingly, information contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein describing the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated herein by reference contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "guidance", "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. All forward-looking statements contained in this Prospectus and in each of the documents incorporated by reference herein speak only as of the date of this Prospectus or such other document, as applicable, or as of the date or dates specified in such statements.

Forward-looking statements contained or incorporated by reference into this Prospectus include, but are not limited to, statements with respect to:

• future objectives of the Company and strategies to achieve those objectives;

• future financial or operating performance of the Company;

• targeted milestones for the Company's mineral properties and projects;

• expectations, strategies and plans for the Company's mineral properties and projects, including with respect to mineral reserve and mineral resource estimates and the quantity and quality thereof, expected mine life, development schedule, production, capital and operating cost estimates, availability of capital for development and overall financial analyses;

• supply and demand for gold and silver;

• estimation and realization of mineral resources;

• timing of exploration and development projects;

• costs, timing and location of future drilling;

• results of future exploration and drilling and estimated completion dates for certain milestones;

• the ability of the Company to obtain and maintain all government approvals, permits and third party consents in connection with the Company's activities;

• government regulation of mining operations;

• evolution and economic performance of development projects;

• timing of geological and/or technical reports;

• future strategic plans;

• operating and exploration budgets and targets;

• continuity of a favourable gold market;

• contractual commitments;

• environmental and reclamation expenses;

• continuous availability of required manpower;

• continuous access to capital markets; and

• any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

• risks normally incidental to the nature of mineral exploration, development and mining;

• exploration programs not resulting in profitable commercial mining operations;

• general business, social, economic, political, regulatory and competitive uncertainties;

• the actual results of current mining operations and development activities;

• operating and/or project delays or interruptions;

• capital requirements, including increases in operating and capital costs;

• debt and liquidity risks;

• the uncertainty of mineral resource estimates;

• mineral resources not having demonstrated economic viability;

• risks associated with the construction and start-up of new mines;

• fluctuating commodity prices;

• failure to develop the Company's mineral projects;

• failure to operate independently;

• risks associated with inaccurate capital and operational costs estimates;

• risks related to future production estimates and guidance, if any;

• dependence on key personnel, including key employees, directors and senior management;

• reliance on third parties;

• financial statements may not reflect the Company's financial position, results of operations or cash flows in the future;

• risks related to the failure or breach of network systems or other digital technologies;

• there being no assurance of title to mineral projects;

• the Company's activities being subject to extensive governmental regulation;

• risks related to health epidemics and outbreak of communicable diseases, maintenance or provision of infrastructure;

• maintenance or provision of infrastructure;

• tax matters;

• information technology;

• risks associated with obtaining or complying with all required permits and licenses;

• environmental regulations and potential liabilities;

• ability to arrange for, or continue to obtain, satisfactory surety bonds in favor of government agencies, as financial support for environmental reclamation and exploration permitting at its properties;

• reclamation requirements;

• insurance and uninsured risks;

• competition from other mining businesses;

• the Company's failure to select appropriate acquisition targets;

• undisclosed risks and liabilities relating to the acquisition of the Granite Creek Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Granite Creek Project;

• undisclosed risks and liabilities relating to the acquisition of the Ruby Hill Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Ruby Hill Project;

• undisclosed risks and liabilities relating to the acquisition of the Lone Tree Project (as defined herein);

• not realizing the anticipated benefits of the acquisition of the Lone Tree Project;

• conflicts of interest;

• non-compliance with the Canadian Extractive Sector Transparency Measures Act (ESTMA);

• disputes with third parties;

• reputational risks;

• reliance on transition services;

• weather and climate change risks;

• ability to access resources and materials, including water rights;

• land payments relating to mineral properties and projects;

• risks associated with having significant shareholders and contractual obligations with respect thereto;

• international conflict;

• the Company's ability to produce accurate and timely financial statements;

• volatility of the trading price of the Common Shares;

• dilution and future sales of the Common Shares;

• decline in price of the Common Shares;

• the Company's lack of history of earnings;

• failure of plant, equipment or processes to operate as anticipated;

• rising inflation;

• the publication of unfavourable research reports by third parties;

• the Company's failure to comply with laws and regulations or other regulatory requirements; and

• the accuracy of forward-looking statements and forecast financial information,  as well as those additional risk factors listed in the "Risk Factors" section of this Prospectus and the documents incorporated by reference into this Prospectus.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading "Risk Factors" in this Prospectus and in the Annual Information Form and elsewhere in this Prospectus and the documents incorporated by reference herein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

• favourable equity and debt capital markets;

• the supply and demand for, and the level and volatility of, future gold and silver prices;

• operating and capital costs;

• the Company's ability to raise any necessary additional capital on reasonable terms to advance the development of its projects and pursue planned exploration;

• the economy and the mining industry in general;

• the accuracy of the Company's mineral reserve and mineral resource estimates and the geological and metallurgical assumptions (including with respect to size, grade and recoverability of mineral reserves and mineral resources) and operational and price assumptions on which the mineral reserve and resource estimates are based;

• permitting, development and operations are consistent with the Company's expectations;

• no unforeseen changes in the legislative and operating framework for the Company occur;

• the accuracy of budgeted exploration and development costs and expenditures;

• foreign exchange rates;

• plant and equipment work as anticipated;

• no unusual geological or technical problems occur;

• the receipt of any necessary regulatory approvals;

• the Company's ability to attract and retain skilled staff;

• prices and availability of equipment;

• the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

• no significant events occur outside of the Company's normal course business.

All forward-looking statements contained in this Prospectus and the documents incorporated herein by reference are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated May 2, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an "at-the-market distribution". This exemption is granted on the condition that this Prospectus, any Prospectus Supplement (other than in relation to an "at-the-market distribution") and the documents incorporated by reference herein and therein be translated into French if the Company offers Securities to Québec purchasers in connection with an offering of Securities other than in relation to an "at-the-market distribution".

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this Prospectus or any applicable Prospectus Supplement concerning economic and industry trends is based upon good faith estimates of management or derived from information provided by industry sources. The Company believes that such market and industry data is accurate and that the sources from which it has been obtained are generally reliable. However, the Company cannot guarantee the accuracy of such information and it has not independently verified the assumptions upon which projections of future trends are based. Projections, assumptions and estimates of the Company's future performance and the future performance of the industry in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading "Risk Factors" in this Prospectus and in the Annual Information Form (as defined herein), which is incorporated by reference into this Prospectus.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE ESTIMATES

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances.

SCIENTIFIC AND TECHNICAL INFORMATION

Except where otherwise indicated, the disclosure contained in, or incorporated by reference in, this Prospectus that is of a scientific or technical nature with respect to the Company's mineral properties is supported by and in certain cases summarized from, as applicable:

• McCoy-Cove Project: the technical report titled "Preliminary Economic Assessment for the Cove Project, Lander County, Nevada" dated January 25, 2021, with an effective date of January 1, 2021, prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd. (the "McCoy-Cove Report"). Each of Mmes. and Messrs. Odell, Symmes and Raponi has reviewed the scientific and technical information that is supported by or summarized from the McCoy-Cove Report in the form and context in which it appears, confirms that such information is based on and fairly represents the McCoy-Cove Report, and consents to its inclusion in this Prospectus and the documents incorporated by reference herein.

• Granite Creek Project: the technical report titled "Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, USA" dated November 8, 2021, with an effective date of May 4, 2021, prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd. (the "Granite Creek Report"). Each of Dr. Harvey, Dr. Samari and Mmes. and Messrs. Lane, Moritz and Breckenridge has reviewed the scientific and technical information that is supported by or summarized from the Granite Creek Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Granite Creek Report, and consents to its inclusion in this Prospectus and the documents incorporated by reference herein.

• Lone Tree Project: the technical report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" dated October 21, 2021, with an effective date of July 30, 2021, prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC (the "Lone Tree Report"). Dr. Samal has reviewed the scientific and technical information that is supported by or summarized from the Lone Tree Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Lone Tree Report, and consents to its inclusion in this Prospectus and the documents incorporated by reference herein.

• Ruby Hill Project: the technical report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" dated October 22, 2021, with an effective date of July 31, 2021, prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc. (the "Ruby Hill Report" and, together with the McCoy-Cove Report, Granite Creek Report and Lone Tree Report, the "Technical Reports"). Mr. Walton has reviewed the scientific and technical information that is supported by or summarized from the Ruby Hill Report in the form and context in which it appears, confirms that such information is based on and fairly represents the Ruby Hill Report, and consents to its inclusion in this Prospectus and the documents incorporated by reference herein.

The Technical Reports are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Technical Reports, copies of which are available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. The Technical Reports are not, and shall not be deemed to be, incorporated by reference in this Prospectus or any of the documents incorporated by reference herein. See under "Mineral Projects" of the Annual Information Form for further details on the Company's mineral properties, including the Technical Reports.

Where appropriate, certain information contained in this Prospectus and the documents incorporated by reference herein provides non-material updates to, or expands upon, the information contained in the Technical Reports. Any such updates to, or expansions upon, the scientific or technical information contained in the Technical Reports and any other scientific or technical information contained in this Prospectus or any of the documents incorporated by reference herein was prepared by or under the supervision of Tim George, P.E. Mr. George is the Mine Operations Manager of the Company and is a "qualified person" within the meaning of NI 43-101.

If, after the date of this Prospectus, the Company is required by Section 4.2(1)(j) of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words "short form prospectus" refer to a "shelf prospectus supplement".

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this Prospectus, unless stated otherwise or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to "$" or "C$" or "dollars" are to the lawful currency of Canada, and all references to "US$" or "U.S. dollars" are to the lawful currency of the United States.

The following table sets forth the high, low and average daily exchange rates for the years ended December 31, 2023 and 2022, and for the three months ended March 31, 2024, as reported by the Bank of Canada. These rates are set forth as Canadian dollars per US$1.00.

	Year ended December 31, 2022	Year ended December 31, 2023	3 months ended March 31, 2024

High	$1.3856	$1.3875	$1.3593

Low	$1.2451	$1.3128	$1.3316

Average	$1.3013	$1.3497	$1.3486

On June 20, 2024, the daily average exchange rate for Canadian dollars in terms of the U.S. dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3698.

MARKETING MATERIALS

Any "template version" of "marketing materials" (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements) that are utilized in connection with any distribution of Securities will be filed under the Company's profile on SEDAR+ (www.sedarplus.ca). In the event that such marketing materials are filed after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

NON-IFRS FINANCIAL MEASURES

The Company reports its financial results in accordance with IFRS. Certain financial information with respect to the Company incorporated by reference in this Prospectus includes terms or performance measures commonly used in the mining industry that are not defined under IFRS, including "cash cost per ounce sold", "all-in sustaining cost per ounce sold", "earnings before interest, tax, depreciation and amortization", "capital expenditures (expansionary)", "capital expenditures (sustaining)", "adjusted net earnings" and "average realized price per ounce". Management uses these non-IFRS measures, together with measures determined in accordance with IFRS, to provide investors with a supplemental measure to evaluate the underlying performance of the Company.

The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  Non-IFRS measures do not have any standardized meaning prescribed under IFRS and may not be comparable to similar non-IFRS measures employed by other companies. The data presented is intended to provide additional information to complement, and not replace, IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's financial statements incorporated by reference herein.

For a detailed description of the non-IFRS measures related to the Company and a reconciliation to the most directly comparable IFRS measures, please see the discussion under the heading "Non-IFRS Financial Performance Measures" in the Annual MD&A and the Interim MD&A (each as defined herein).

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of the Company at 5190 Neil Road, Suite 460, Reno, Nevada, 89502, telephone 1-866-525-6450, and are also available electronically on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

The following documents (the "documents incorporated by reference" or "documents incorporated herein by reference") filed by the Company with securities commissions or similar authorities in Canada are specifically incorporated herein by reference and form an integral part of this Prospectus:

1. the annual information form of the Company for the year ended December 31, 2023, dated as of March 12, 2024 (the "Annual Information Form");

2. the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2023 and 2022, together with the notes thereto and the auditors' report thereon, dated March 12, 2024 (the "Annual Financial Statements");

3. the management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2023, dated March 12, 2024 (the "Annual MD&A");

4. the unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2024, together with the notes thereto (the "Interim Financial Statements");

5. the management's discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 2024, dated May 13, 2024 (the "Interim MD&A");

6. the management information circular of the Company dated April 11, 2024 in connection with the annual and special meeting of shareholders of the Company held on May 14, 2024;

7. the material change report of the Company dated March 1, 2024 in connection with the closing of a non-brokered private placement of an aggregate 12,989,204 Common Shares for aggregate gross proceeds to the Company of $23,380,567.20; and

8. the material change report of the Company dated April 10, 2024 in respect of the 2024 Unit Offering.

Any document of the type referred to in Section 11.1 of Form 44-101F1 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, interim and annual financial statements and related management's discussion and analysis, material change reports (excluding confidential material change reports, if any), business acquisition reports, information circulars and news releases or other public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to 25 months from the date hereof, shall be deemed to be incorporated by reference in this Prospectus, as well as any other document so filed by the Company which specifically states that it is incorporated by reference herein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) filed with the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein). The Company may also incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents that the Company will file with, or furnish to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The documents of the Company filed with, or furnished to, the SEC are or will be made available through the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system at www.sec.gov.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, except in cases where an exemption from such delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by such Prospectus Supplement.

The Company may determine to incorporate into any Prospectus Supplement, including any Prospectus Supplement that it files in respect of an "at-the-market" offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws). In this event, the Company will identify such news release as a "designated news release" for the purposes of this Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a "Designated News Release"), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus and the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Prospectus, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon new interim financial statements and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual financial statements and related management's discussion and analysis and the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) all material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Company filed prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Company prepared in connection with an annual general meeting of shareholders of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the information circular filed in respect of the previous annual general meeting of shareholders of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder, unless such information circular also related to a special meeting of shareholders.

The documents incorporated, or deemed to be incorporated, into this Prospectus contain meaningful and material information relating to the Company. Prospective investors should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated, or deemed to be incorporated, by reference herein and therein before purchasing Securities. A reference to this Prospectus includes a reference to any and all documents incorporated by reference into this Prospectus.

References to the Company's website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement on Form F-10 relating to the Securities, of which this Prospectus forms a part:

1. the documents listed under the heading "Documents Incorporated by Reference" in this Prospectus;

2. the consent of the Company's auditor, Grant Thornton LLP;

3. the consent of each "qualified person" (for the purposes of NI 43-101) referred to in this Prospectus under the heading "Interest of Experts";

4. the powers of attorney from certain directors and officers of the Company (included on the signature page to the Registration Statement); and

5. the form of indenture for any Debt Securities issued under this Prospectus.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

RISK FACTORS

An investment in the Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in the Securities prospective investors should carefully consider, in light of their own financial circumstances, the risks described below as well as the other information contained in, and those incorporated by reference into this Prospectus and any applicable Prospectus Supplement, including in the Annual Information Form and those described in the Annual MD&A and Interim MD&A. See "Documents Incorporated by Reference". The risks discussed below also include forward-looking statements and the Company's actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-Looking Information".

Some of the risk factors described in this Prospectus and in the documents incorporated by reference herein, including any applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. Additional risks and uncertainties not presently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If any of the possibilities described in such risks actually occurs, it could have a material adverse effect on the business, financial condition and results of operations of the Company and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, each of which could cause purchasers of the Securities to lose part or all of their investment. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus and the documents incorporated by reference herein, or other unforeseen risks.

Risks Related to any Offering under this Prospectus

Negative Cash Flow from Operations

The Company had negative cash flow from operating activities for the year ended December 31, 2023 and for the three months ended March 31, 2024. The Company cannot guarantee that it will have positive or negative cash flow from operating activities in future periods. The Company cannot provide any assurances that it will achieve sufficient revenues (if at all) or maintain profitability or positive cash flow from operating activities. If the Company does not achieve or maintain profitability or positive cash flow from operating activities, then there could be a material adverse effect on the Company's business, financial condition and results of operation, and the Company may need to deploy a portion of its working capital to fund such negative operating cash flows or seek additional sources of funding.

An investment in the Securities is speculative and investors may lose their entire investment

An investment in the Securities and the Company's prospects generally are speculative. Investors may lose their entire investment and should carefully consider the risk factors described below and under the heading "Risk Factors" in the Annual Information Form. The risks described below and in the Annual Information Form are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in the Annual Information Form actually occur, then the Company's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Company.

Potential Third Party Disputes

In the normal course of the Company's operations, whether directly or indirectly, it may become involved in, named as a party to or the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions relating to, among other things, personal injuries, property damage, contract disputes and their business activities. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty, and may be determined in a manner adverse to the Company, and as a result, could have a material adverse effect on its financial conditions and results of operations, and the Company's ability to satisfy its debt service obligations. Even if the Company prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel away from the Company's business operations which could have a material adverse effect on its financial condition and results of operations, and on the Company's ability to satisfy its debt service obligations. The Company recently received complaints from certain holders of its Convertible Debentures about the final form of indenture, which was approved in accordance with the terms and conditions of the related subscription agreements and the agency agreement. While the Company believes such complaints are without merit, the Company cannot determine the resolution of the complaints with certainty at this time. Furthermore, no assurance can be given that the Company will not become involved in litigation, whether as defendant or plaintiff, in other matters from time to time.

There can be no assurance that an active or liquid market for the Securities will be developed or sustained

No assurance can be given that an active or liquid trading market for the Common Shares or the May 2024 Warrants will be sustained. If an active or liquid market for the Common Shares and May 2024 Warrants fails to be sustained, the prices at which such Securities trade may be adversely affected. Whether or not the Common Shares and/or the May 2024 Warrants will trade at lower prices depends on many factors, including the liquidity of the Common Shares and/or the May 2024 Warrants, prevailing interest rates, the markets for similar securities, general economic conditions and the Company's financial condition, historic financial performance and future prospects.

There is currently no market through which the Securities (other than the Common Shares and May 2024 Warrants) may be sold and purchasers may not be able to resell such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The market price of the Securities may fluctuate significantly

The trading price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange may be subject to large fluctuations. The trading prices may increase or decrease in response to a number of events and factors, including:

• the price of metals and minerals;

• the Company's operating performance and the performance of competitors and other similar companies;

• exploration and development of the Company's properties;

• the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

• changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;

• changes in general economic conditions;

• changes in prevailing interest rates;

• changes or perceived changes in the Company's creditworthiness;

• the number of Common Shares to be publicly traded after the completion of any offering of Securities;

• the arrival or departure of key personnel; and

• acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange may be affected by many variables not directly related to the Company's results and not within the Company's control, including developments that affect the market for all resource sector shares, macroeconomic developments in North America or globally, the breadth of the public market for the Common Shares and any other Securities that become listed and posted for trading on the TSX, the NYSE American or any other stock exchange, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of the securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company's share price may be volatile in the future and may not accurately reflect the long-term value of the Company. In addition, the Company's share price may decline below the price paid for Securities offered hereunder, and investors may not be able to sell their Securities at or above the price paid for such Securities.

Debt Securities may rank junior or be subordinated to secured or senior indebtedness

If the Debt Securities are unsecured, they will rank equally in right of payment with all of our other existing and future unsecured debt. Holders of secured indebtedness of the Company would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of Debt Securities and would have a claim that ranks equal with the claim of holders of senior Debt Securities and senior to the claim of holders of subordinated Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by the Company in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred by the Company in the future.

The Debt Securities may be either senior or subordinated indebtedness as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of the Company, any subordinated Debt Securities would be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of the Company, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

Payments on Debt Securities will be subject to the financial health of the Company

The likelihood that purchasers of Debt Securities will receive payments owing to them under the terms of the Debt Securities will depend on the financial health of the Company and its creditworthiness. The ability of the Company to satisfy its payment obligations under the Debt Securities, other than the conversion or payment of interest into Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing.

The Company may issue additional securities which would dilute existing investors

The Company's notice of articles and articles allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the board of directors of the Company, in many cases, without the approval of the Company's shareholders. Additional financing needed to continue funding the development and operation of the properties of the Company may require the issuance of additional securities of the Company. The Company cannot predict the size of future issuances of Securities or the effect that future issuances and sales of Securities will have on the market price of the Common Shares. The issuance of additional equity securities, and the exercise of Warrants, stock options and other securities convertible into equity securities, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors may suffer dilution of their voting power and it could reduce the value of their investment.

Future sales by existing shareholders could cause the prices of the Common Shares to fall

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company's ability to raise additional capital through the sale of securities.

Capital-Raising Constraints

A decline in the market price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Company's ability to raise additional capital for its operations. A decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and the Company's continued operations. A reduction in the Company's ability to raise equity capital in the future could have a material adverse effect upon the Company's business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Company may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

Tax Risk

Prospective investors should be aware that the purchase, holding or disposition of Securities may have tax consequences both in Canada and the United States. Prospective investors should consult with an independent tax advisor.

Forward-Looking Statements May Prove to be Inaccurate

Investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on such risks, assumptions and uncertainties can be found in this Prospectus under the heading "Cautionary Note Regarding Forward-Looking Information".

Forecasts of Future Production are Estimates and Actual Production may be Less than Estimated

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. The Company prepares estimates of future production for its operating mines. The Company's ability to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. The Company's production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Company's actual production may vary from its estimates for a variety of reasons. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company's results of operations and financial condition. There is no guarantee that anticipated production costs will be achieved at the Company's mineral projects. Failure to achieve anticipated production costs could have a material adverse impact on the Company's ability to repay loans and generate revenue and cash flow to fund operations and future profitability.

Failure to maintain or obtain permits and licences could cause increases in exploration expenses, capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties

The Company is required to maintain in good standing a number of permits and licenses from various levels of governmental authorities in connection with the development and operations at its mineral properties. Although the Company has all required permits for its current operations, there is no assurance that delays will not occur in the renewal of certain permits and there is no assurance that the Company will be able to obtain additional permits for any possible future changes to operations or additional permits associated with new legislation. There is also no assurance that the Company can obtain, or that there will not be delays in obtaining, the environmental approval or permits necessary to develop any future projects.

To the extent such approvals or consents are required and are delayed or not obtained, the Company may be curtailed or prohibited from continuing its operations or proceeding with any further development. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration, development or exploitation of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in exploration expenses and/or capital and operating expenditures or require abandonment or delays in development or exploitation of mining properties.

The Company will have broad discretion in the use of the net proceeds of any offering of Securities

Management of the Company will have broad discretion with respect to the application of net proceeds received from the sale of Securities under this Prospectus and any Prospectus Supplement and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Common Shares or its other Securities issued and outstanding from time to time. As a result, an investor will be relying on the judgment of management for the application of the net proceeds received from the sale of Securities under this Prospectus and any Prospectus Supplement. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price or value of the Company's issued and outstanding securities to decline.

As a foreign private issuer, the Company is subject to different United States securities laws and rules than a United States domestic issuer, which may limit the information publicly available to United States investors

The Company is a "foreign private issuer", under applicable United States federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Company does not file the same reports that a United States domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as United States domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to United States securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of United States domestic companies that are subject to all corporate governance requirements.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company

In order to maintain its status as a foreign private issuer, due to the location of the Company's assets, a majority of the Company's Common Shares must be directly or indirectly owned by non-residents of the United States. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, would be required to file financial statements prepared in accordance with United States generally accepted accounting principles and would be subject to compliance with the mining disclosure required by the SEC Modernization Rules.

The Company relies upon certain accommodations available to it as an "emerging growth company"

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Additional Financing

The continued development of the Company will require additional financing. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Company's business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution.

The Forecast Financial Information May Not be Accurate

The forecast financial information contained in this Prospectus was prepared using assumptions that reflect management's currently intended course for the periods covered, given the judgment of management with respect to economic conditions and other related factors. There can be no assurance that the assumptions reflected in the forecast will prove to be accurate. Actual results for the forecast period may vary significantly from the forecast results and those variations may be material. The Company gives no representation that actual results achieved in the forecast period will be the same, in whole or in part, as those forecast herein. See "Cautionary Statement Regarding Forward-Looking Information".

Dividends

The Company does not have a dividend policy and has never declared or paid any dividends to its shareholders. The Company intends to invest all available funds toward the development and growth of its business and does not expect to pay any cash dividends for the foreseeable future. The payment of any cash dividend to shareholders of the Company in the future will be at the discretion of the directors of the Company and will depend on, among other things, the financial condition, capital requirements and earnings of the Company, and any other factors that the directors of the Company may consider relevant.

DESCRIPTION OF THE BUSINESS

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about us and our property and business that you should consider before investing in any securities. You should carefully read the entire Prospectus, including the section titled "Risk Factors", as well as the Annual Information Form, the Annual Financial Statements, the Annual MD&A, the Interim Financial Statement, the Interim MD&A and related notes, and the other documents incorporated by reference into this Prospectus, before making an investment decision.

Name, Address and Incorporation The Company was incorporated on November 10, 2020, pursuant to the Business Corporations Act (British Columbia) ("BCBCA") under the name "i-80 Gold Corp.", as a wholly-owned subsidiary of Premier Gold Mines Limited ("Premier") for the purposes of completing a plan of arrangement (the "Plan of Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). The Arrangement was completed on April 7, 2021. Under the Arrangement, among other things, Premier transferred all of its ownership interest in Premier Gold Mines USA, Inc. ("Premier USA") to the Company and spun out 70% of the issued and outstanding Common Shares of the Company to shareholders of Premier. As a result of the Arrangement, the Company became a public company and a "reporting issuer" under applicable Canadian securities laws and is no longer a subsidiary of Premier.

As of the date of this Prospectus, the Company is a reporting issuer in each of the provinces of Canada.

The Company's registered office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8, and its head office is located at 5190 Neil Road, Suite 460, Reno, Nevada, 89502. Intercorporate Relationships

The Company's material wholly-owned subsidiary is Premier USA, a Delaware corporation. Premier USA has four material wholly-owned subsidiaries: (i) Au-Reka Gold LLC, a Delaware limited liability company ("Au-Reka LLC"); (ii) Goldcorp Dee LLC, a Nevada limited liability company ("Dee LLC"); (iii) Osgood Mining Company LLC, a Nevada limited liability company ("Osgood LLC"); and (iv) Ruby Hill Mining Company, LLC, a Nevada limited liability company ("Ruby Hill LLC").

On May 8, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Paycore Minerals Inc. ("Paycore"), which owns the FAD Project located in Eureka County, Nevada (the "Paycore Arrangement").

The following diagram illustrates the condensed corporate structure of the Company and the location of the Company's principal assets as at the date hereof.

SUMMARY DESCRIPTION OF THE BUSINESS

The Company is a mining company engaged in the exploration, development and production of gold and silver mineral deposits in the United States, with a particular focus on the State of Nevada. The Company's principal mining projects include: (i) a 100% interest in the McCoy-Cove gold properties located on the Battle Mountain-Eureka Trend in Lander County, Nevada (collectively, the "McCoy-Cove Project"); (ii) a 100% interest in the Granite Creek gold project (formerly referred to as the Getchell project) located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka Trend in Humboldt County, Nevada (the "Granite Creek Project"); (iii) a 100% interest in the Lone Tree and Buffalo Mountain gold deposits and Lone Tree processing complex, located midway between the Company's McCoy-Cove and Granite Creek Projects in Humboldt County, Nevada (collectively, the "Lone Tree Project"); (iv) a 100% interest in the Ruby Hill mine located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "Ruby Hill Project"); and (v) a 100% interest in the FAD project located along the Battle Mountain-Eureka Trend in Eureka County, Nevada (the "FAD Project"). The Company does not consider the FAD Project to be material as of the date of this Prospectus.

There have been no material developments in the business of the Company since April 10, 2024, which have not been disclosed in this Prospectus or the documents incorporated by reference herein. For more information regarding the Company and the development of its business, see under "General Development of the Business - Three Year History" in the Annual Information Form, a copy of which is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Recent Developments

Amendment to 2023 Gold Prepay

On April 25, 2024, the Company entered into a second amending agreement with Orion to amend the terms of the 2023 Gold Prepay (the "Gold Prepay Amendment"). In accordance with the terms of the Gold Prepay Amendment, Orion agreed to extend the deadline for the outstanding deliveries previously required to be made on or before April 15, 2024 under the 2023 Gold Prepay, until May 10, 2024.

If the Company meets the Gold Option Criteria (as defined below) it may elect to defer the deadline to deliver any of its quarterly gold delivery obligations for the 2024 calendar year (each instance, a "Gold Deferral") by delivering to Orion, on or before September 30, 2025, the adjusted quarterly gold quantities (multiplied by 1.15 for gold deliveries made prior to June 30, 2025 and 1.19 for gold deliveries made thereafter). In order for the Company to implement a Gold Deferral, (i) it must be in compliance with the Use of Proceeds section in this Prospectus (the "Budget") and (ii) after assuming the delivery of the applicable quarterly gold quantity on the applicable unextended quarterly deadline, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the "Gold Option Criteria").  In addition, should the Company complete an equity offering after the date of the Gold Prepay Amendment until September 30, 2025 (other than the 2024 Unit Offering), the Company shall be required to deliver such number of gold ounces to Orion as is equal to 34% of the net proceeds of such offering, divided by the applicable gold price at such time, by way of a prepayment of the Company's quarterly deliveries for the 2024 calendar year; provided that at such time a notice of Gold Deferral has been delivered in accordance with the Gold Prepay Amendment.

Pursuant to the Gold Prepay Amendment, the Company agrees to hold all cash on hand in a proceeds account or another deposit account over which Orion has a control agreement (except as required to make ordinary course expenses such as payroll). In addition, the Company will at all times maintain in such accounts a minimum cash balance in aggregate of, for the purposes of the period from the date of the Gold Prepay Amendment until June 30, 2025, the greater of (i) US$10,000,000 and (ii) the total costs and expenses projected to be incurred over the upcoming three month rolling period throughout the term of the Budget; and from June 30, 2025 until September 30, 2025, the total costs and expenses projected to be incurred over such three month rolling period of the Budget. The Company may only withdraw cash from such proceeds accounts if it is necessary to fund expenses outlined in the Budget.

Within 10 Business Days of a request of Orion, the Company shall appoint a service provider that is acceptable to and has been approved by the Orion (the "Gold Service Provider") for the purposes of administering matters under the Gold Prepay Agreement as may be reasonably requested by Orion. The Gold Service Provider will review the Budget with the Company on a monthly basis and report on any non-compliance thereunder until the earlier of (i) June 30, 2025, if the Company is not exercising a Gold Deferral in respect of the June 30, 2025 quarterly date and it has delivered all quarterly gold quantities (in the case of quarterly dates where a Gold Deferral is not exercised) and adjusted quarterly gold quantities (in the case of quarterly dates where a Gold Deferral is exercised) owing to Orion up to and including June 30, 2025; and (ii) September 30, 2025 (the "Gold Deferral Covenant End Date"). The Company will direct the Gold Service Provider to give prompt notice to Orion upon it becoming aware of any non-compliance with the Budget prior to the Gold Deferral Covenant End Date or material increase in the Budget prior to the Gold Deferral Covenant End Date that has not been approved by Orion. Until the Gold Deferral Covenant End Date, the Company will direct the Gold Service Provider to provide weekly cash reports to Orion that provide reasonable detail in respect thereof, including reporting on the Company's cash balance and accounts payable. If the Company reasonably estimates that there will be a material increase in the aggregate costs and expenses compared to what was projected in the Budget prior to the Gold Deferral Covenant End Date, it shall give Orion notice within 10 days of determining there will be such material increase. The aforementioned cost and/or expense increase shall only be permitted to be made to the Budget if it is consented to in writing by Orion, acting reasonably. The closing of the Gold Prepay Amendment is conditional upon, among other things, the Company paying a US$500,000 amendment fee to Orion. The Company is also responsible for reimbursing Orion for any amounts incurred by Orion to settle existing hedging arrangements on account of a Gold Deferral. For more information on the 2023 Gold Prepay see "General Development of the Business - Three Year History - Gold Prepay Agreement" in the Annual Information Form.

Amendment to Silver Purchase Agreement

On April 25, 2024, the Company entered into an amending agreement with Orion (the "Amended Silver Purchase Agreement") to amend the terms of its Silver Purchase Agreement. In accordance with the terms of the Amended Silver Purchase Agreement, Orion agreed to extend the deadline for the outstanding deliveries required to be made on or before April 15, 2024 under the Amended Silver Purchase Agreement until May 10, 2024

If the Company meets the Stream Option Criteria (as defined below) it may elect to defer the requirements to deliver its annual minimum delivery amount for 2024 (a "Stream Deferral") by delivering to Orion, on or before September 30, 2025, the adjusted annual minimum delivery amount (multiplied by 1.07 for silver deliveries made prior to June 30, 2025 and 1.11 for silver deliveries made thereafter). In order for the Company to implement a Stream Deferral, (i) it must be in compliance with the Budget and (ii) after assuming the delivery of the applicable minimum delivery amount in respect of 2024 by January 15, 2025, the Company would not have sufficient funds to remain in compliance with the Budget (collectively, the "Stream Option Criteria").  In addition, should the Company complete an equity offering on or after January 1, 2025 until September 30, 2025, the Company shall be required to deliver such number of ounces of refined silver to Orion as is equal to 16% of the net proceeds of such offering, divided by the applicable silver market price at such time; provided that at such time a notice of Stream Deferral has been delivered in accordance with the Amended Silver Purchase Agreement.

Pursuant to the Amended Silver Purchase Agreement, the Company agrees to hold all cash on hand in a proceeds account or another deposit account over which Orion has a control agreement (except as required to make ordinary course expenses such as payroll). In addition, the Company will at all times maintain in such accounts a minimum cash balance in aggregate of, for the purposes of the period from the date of the Amended Silver Purchase Agreement until June 30, 2025, the greater of (i) US$10,000,000 and (ii) the total costs and expenses projected to be incurred over the upcoming three month rolling period throughout the term of the Budget; and for the purposes of June 30, 2025 until September 30, 2025, the total costs and expenses projected to be incurred over such three month rolling period of the Budget. The Company may only withdraw cash from such proceeds accounts if it is necessary to fund expenses outlined in the Budget.

Within 10 Business Days of a request of Orion, the Company shall appoint a service provider that is acceptable to and has been approved by the Orion (the "Stream Service Provider") for the purposes of administering matters under the Amended Silver Purchase Agreement as may be reasonably requested by Orion. The Stream Service Provider will review the Budget with the Company on a monthly basis and report on any non-compliance thereunder until the Company has delivered the adjusted annual minimum delivery amount to Orion (the "Stream Deferral Covenant End Date"). The Company will direct the Stream Service Provider to give prompt notice to Orion upon it becoming aware of any non-compliance with the Budget prior to the Stream Deferral Covenant End Date or material increase in the Budget prior to the Stream Deferral Covenant End Date that has not been approved by Orion. Until the Stream Deferral Covenant End Date, the Company will direct the Stream Service Provider to provide weekly cash reports to Orion that provide reasonable detail in respect thereof, including reporting on the Company's cash balance and accounts payable. If the Company reasonably estimates that there will be a material increase in the aggregate costs and expenses compared to what was projected in the Budget prior to the Stream Deferral Covenant End Date, it shall give Orion notice within 10 days of determining there will be such material increase. The aforementioned cost and/or expense increase shall only be permitted to be made to the Budget if it is consented to in writing by Orion, acting reasonably. For more information on the Original Silver Purchase Agreement see "General Development of the Business - Three Year History - Orion and Sprott Financing Arrangements - New Silver Purchase Agreement" in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

Other than the closing of the 2024 Unit Offering, there have been no material changes in the Company's capital structure, on a consolidated basis, since the date of the Interim Financial Statements. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities, the proposed use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities, and will include reasonable detail of any allocation of such proceeds to a specific purpose in accordance with the requirements of Section 4.2 of Form 44-101F1 - Short Form Prospectus of the Canadian Securities Administrators.

While detailed information regarding the use of proceeds from any offering of Securities will be described in the applicable Prospectus Supplement, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" and any other factors set forth in the applicable Prospectus Supplement.

Unless otherwise set forth in the applicable Prospectus Supplement, the Company will not receive any proceeds from the sale of Securities by any Selling Securityholder. See "Selling Securityholders".

Management 12-Month Cash Requirements Forecast

Based on the management-prepared cash requirements forecast scenario outlined below, the Company anticipates consolidated cash out-flows of approximately C$94.5 million in the 12 to 15 months following the date of this Prospectus, including to carry out certain planned exploration and development programs at its properties, repayment of existing obligations, and to fund working capital and operating, general and administrative expenses of the Company.

Anticipated Cash Requirements (Over the 12 to 15 Month Period from May 1, 2024)	Amount (C$ million)
Granite Creek Project
In-fill drilling	$6,060,648
Technical Study	$1,087,843
McCoy-Cove Project
Complete in-fill drilling	$5,871,634
Publish Feasibility Study	$543,922
Submit Dewatering Permit	$1,729,671
Property maintenance costs	$3,872,722

Anticipated Cash Requirements (Over the 12 to 15 Month Period from May 1, 2024)	Amount (C$ million)
Ruby Hill Project
Exploration Drilling	$1,083,799
Property maintenance costs	$4,623,334
Lone Tree Project
Refurbishment Study	$1,087,843
Property maintenance costs	$16,589,611
General working capital/corporate purposes	$29,662,769
Debt Repayment(2)	$22,332,676
Total Net Cash Flows	$94,546,472

Notes:

(1) All amounts included in the table above are presented in Canadian dollars and were converted from United States dollars at a rate of US$1.00 = C$0.7354 and have been rounded down to the nearest whole dollar.

(2) Represents the repayment of indebtedness owed to Orion (as defined herein) pursuant to the silver purchase and sale agreement dated December 13, 2021 between the Company and Orion (the "Silver Purchase Agreement") and the 2023 Gold Prepay (as defined herein). On March 28, 2024, the Company and Orion amended the terms of the 2023 Gold Prepay to change the date of the Company's first quarterly delivery date from March 31, 2024 to April 15, 2024. The principal purpose for which the indebtedness owed to Orion was used was for the acquisition of the Ruby Hill Project. In addition, the Company and Orion also entered into an extension agreement on January 12, 2024, pursuant to which the parties agreed to extend a silver delivery deadline from January 15, 2024 to April 15, 2024. Orion agreed to extend the deadline for the outstanding deliveries required to be on or before April 15, 2024 under the 2023 Gold Prepay and the Silver Purchase Agreement until the earlier of (i) seven business days following the closing of the Offering, and (ii) May 15, 2024. On May 7, 2024, the Company completed the repayment of 3,223 ounces of gold and 400,000 ounces of silver valued at approximately $22.3 million in respect of the outstanding deliveries to Orion under the 2023 Gold Prepay and the Silver Purchase Agreement.  For additional information on the Silver Purchase Agreement and the 2023 Gold Prepay, see "General Development of the Business - Three Year History" in the AIF as well as "Use of Proceeds - Use of Proceeds from Previously Completed Financing Transactions - Use of Proceeds from 2023 Orion Gold Prepay" and "Use of Proceeds - Recent Developments" in this Prospectus.

As at March 31, 2024, the Company had working capital of approximately US$0.5 million after giving effect to the Gold Deferrals under the Gold Prepay Amendment and the Stream Deferrals under the Amended Silver Purchase Agreement. As the Gold Deferrals and the Silver Deferrals have been deferred for 15 months and as such are now considered long-term liabilities and were excluded from the working capital. For additional information see the Interim Financial Statements and the Interim MD&A incorporated by reference in this Prospectus

The Company's current cash requirements forecast for the 12 months following the date of this Prospectus, which has been prepared by management of the Company, assumes, among other things, that the Company does not raise additional funds during such 12-month period and that the activities contemplated below will be completed over the next 12 to 15 months. However, the period of time required to complete such work programs and their estimated costs will depend on and may change based on, among other things, results of operations, unexpected underground conditions and other operational and exploration decisions in respect of the Company's mineral properties. The above noted figures are unaudited.

Granite Creek Project

The Company intends to continue the ramp up of mine operations and absorb variations in performance of operations at the Granite Creek Project. The Company plans to continue to develop underground zones to allow for increased production flexibility from all zones, including advancing development into the South Pacific Zone (SPZ). The Company plans to develop the mine by a total of 350 vertical feet and drilling in 2024 is focused on upgrading mineralization in and around the mine including into the SPZ Zone. The Company intends to drill a minimum of 59,000 feet and spend $13.7 million on a drilling program over the next 12 months. The Company also intends to complete a feasibility study to increase confidence in the life of mine plan and has budgeted approximately $1.1 million to completing such study.

McCoy-Cove Project

The Company intends to maintain the McCoy-Cover Project and continue advancing the definition drill program to be included in a feasibility study. The Company has budgeted approximately $540,000 to completing such feasibility study. The Company intends to drill an additional 41,000 feet in the next 12 months to advance the definition drill program. The Company has budgeted $5.9 million for this drilling. In addition, the Company has budgeted $1.7 million to advance dewatering permitting.

Ruby Hill Project

The Company intends to satisfy the general working capital requirements of the Ruby Hill Project and continue to maintain environmental compliance at the property. Additionally, the Company plans to advance 6,000 feet of exploration drilling with a planned spend of $1.1 million. This will allow the Company to continue to progress in its discussion with a potential joint venture partner and, if a joint venture agreement is executed, an expanded scope of work will be enacted.

Lone Tree Project

The Company intends to advance the autoclave refurbishment study at the Lone Tree Project for which the Company has budgeted approximately $1.1 million. Approximately $16.5 million will be required to continue to maintain environmental compliance at the property and other general working capital needs of the property.

Forecast and Assumptions

The Company expects that the amounts allocated to the various objectives discussed above for each of the Granite Creek Project, the McCoy-Cove Project, the Ruby Hill Project and the Lone Tree Project will be sufficient to complete the activities noted. The Company expects that approximately $94.5 million reflects the Company's expected cash needs over the next 12 months to 15 months. The Company's historic expenditures for the year-ended December 31, 2023 on operating and investing activities were US$97.1 million. The use of proceeds from the 2024 Unit Offering (excluding the debt repayments of $22.3 million) totaling approximately $72.2 million (US$53.1 million) reflect the Company's anticipated operating and investing activities for the next 12 month period. The reduction in the anticipated operating and investing activities for the next 12 month period as compared to the year-ended December 31, 2023 are primarily due to non-recurring milestone payments of approximately US$21 million paid in the year-ended December 31, 2023 and a reduction in the Company's planned exploration spending of approximately $23.7 million. The Company believes it has sufficient currently available resources to continue operations beyond the next 12 months.

The Company had negative cash flow from operating activities for the financial year ended December 31, 2023 and for the three months ended March 31, 2024. The Company's ability to generate positive operating cash flow will depend upon a number of factors, including, among others, the success of current and future exploration and development programs at its material mineral properties, the worldwide market price of gold and silver and the ability of the Company to develop its projects and recover gold and silver from its mineral properties. The Company expects that the net proceeds from the 2024 Unit Offering along with cash from operations will be sufficient to continue operations over the next 12 months and guard against variations in operations of its material projects, subject to unforeseen capital expenditures or negative events impacting either of its producing projects. To the extent the Company experiences negative operating cash flows or unexpected fluctuations in the operations of its material projects in future periods, it may be required to raise additional funds through the issuance of additional equity securities or through debt financing, or to use the net proceeds from the 2024 Unit Offering to fund such negative cash flow. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. See "Risk Factors".

The management-prepared 12-month cash requirements forecast has been prepared as of the date hereof using assumptions that reflect management's intended courses of action for the Company and current expectations for the period covered, given management's judgment as to the most probable set of conditions.

The assumptions used in the preparation of management's 12-month cash requirements forecast, although considered reasonable by management at the time of preparation, may prove to be incorrect and may not materialize as forecast. Subsequent to the date of the preparation of the forecast, events and circumstances may occur that were unanticipated or that otherwise impact actual results. Accordingly, there is a significant risk that actual results achieved for the forecast period will vary from the forecast results and that such variations may be material. There is no representation that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Important factors that could cause actual results to vary materially from the forecast include those disclosed under "Risk Factors". See also "Cautionary Note Regarding Forward-Looking Information".

Use of Proceeds from Previously Completed Financing Transactions

Use of Proceeds from February 2023 Convertible Debenture Offering

On February 22, 2023, the Company closed a brokered private placement offering (the "Convertible Debenture Offering") of an aggregate US$65 million principal amount of secured convertible debentures (the "Convertible Debentures"). The Convertible Debentures bear interest at a fixed rate of 8.00% per annum and mature on February 22, 2027, being the date that is four years from the closing date of the Convertible Debenture Offering. The net proceeds of the Convertible Debenture Offering of approximately US$62 million were intended to be used for the exploration, development and ramp-up of the Company's material mineral properties (including working capital), surety and bonding related to mine closure, asset retirement and environmental reclamation obligations. As at the date of this Prospectus, the net proceeds of the Convertible Debenture Offering have been used as follows:

2023 Convertible Debentures Offering (All amounts are approximate, expressed in millions of United States dollars)

Description	Approximated Amount Expended as of the date of this Prospectus
Exploration, development and ramp-up of the Company's mineral properties (including working capital)	$51.0
Surety and bonding related mine closure, asset retirement and environmental reclamation obligations	$11.0
Total Spent	$62.0
Remaining Funds	Nil

Use of Proceeds from August 2023 Private Placement of Common Shares

On August 1, 2023, the Company closed a brokered private placement offering of an aggregate 13,629,800 Common Shares for aggregate gross proceeds of $36.8 million US$27.7 million (the "2023 Private Placement"). The net proceeds of the 2023 Private Placement of approximately $35 million were intended to be used for the exploration, development and ramp-up (including working capital) of the Company's mineral projects and for general corporate purposes and working capital. Specifically, the net proceeds were intended to be used towards the upcoming milestone payment for the Ruby Hill Project, drilling expenditures at the Ruby Hill Project, Granite Creek Project and McCoy-Cove Project, permitting expenses and the further development of the Granite Creek Project. As at the date of this Prospectus, the net proceeds of the 2023 Private Placement have been used as follows:

August 2023 Private Placement (All amounts are approximate, expressed in millions of United States dollars)

Description	Approximated Amount Expended as of the date of this Prospectus
Milestone payment for Ruby Hill Project	$10.0
Drilling expenditures at the Ruby Hill Project, Granite Creek Project and McCoy-Cove Project	$8.8
Permitting expenses and mine development at the Granite Creek Project	$8.9
Total Spent	$27.7
Remaining Funds	$Nil

Use of Proceeds from 2023 Orion Gold Prepay

On September 20, 2023, the Company entered into an amended and restated gold prepay purchase and sale agreement with Orion, pursuant to which the Company received aggregate gross proceeds of US$20 million (the "2023 Gold Prepay"), structured as an additional accordion under the existing gold prepay agreement between Company and Orion. The net proceeds of the 2023 Gold Prepay of US$19 million were intended to be used to support the exploration, development, expansion and working capital, and capital expenditure requirements at the Company's mineral properties. As at the date of this Prospectus, approximately US$19 million of the net proceeds of the 2023 Gold Prepay have been used to support the exploration, development, expansion and working capital, and capital expenditure requirements at the Company's mineral properties. For more information on the 2023 Gold Prepay see "General Development of the Business - Three Year History - Gold Prepay Agreement" in the AIF.

Use of Proceeds from February 2024 Private Placement of Common Shares

On February 21, 2024, the Company closed a non-brokered private placement offering of an aggregate 12,989,204 Common Shares for aggregate gross proceeds of C$23.4 million (the "2024 Private Placement"). The net proceeds of the 2024 Private Placement of approximately C$22.8 million (US$16.9 million) are intended to be used towards the exploration and development of the Company's mineral properties and for working capital and general corporate purposes. As at the date of this Prospectus, approximately US$6.9 million have been used towards the exploration and development of the Company's mineral properties and US$10.0 million have been used for working capital and general corporate purposes.

Use of Proceeds from the 2024 Unit Offering

On May 1, 2024, the Company completed the 2024 Unit Offering. The net proceeds of approximately $108.7 million were intended to be used by the Company for the development, expansion and working capital requirements of the McCoy-Cove Project, the Granite Creek Project, the Lone Tree Project, the Ruby Hill Project and for general corporate and working capital purposes, as further set out below:

2024 Unit Offering (All amounts are approximate, expressed in millions of Canadian dollars)

Description	Approximated Amount Expended as of the date of this Prospectus
Granite Creek Project
In-fill drilling	$1.7
Technical Study	Nil
McCoy-Cove Project
Complete in-fill drilling	$1.2
Publish Feasibility Study	Nil
Submit Dewatering Permit	Nil
Property maintenance costs	$1.1
Ruby Hill Project
Exploration Drilling	$0.2
Property maintenance costs	$0.4
Lone Tree Project
Refurbishment Study	Nil
Property maintenance costs	$3.9
General working capital/corporate purposes	$5.1
Debt Repayment	$22.3
Total Spent	$35.8
Remaining Funds	$72.9

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement.

The terms and provisions of any Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The Company reserves the right to set forth in a Prospectus Supplement specific terms of the Securities that are not within the options and parameters set forth in this Prospectus. To the extent that any particular terms of the Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in the applicable Prospectus Supplement with respect to such Securities.

Common Shares

The authorized capital of the Company consists of unlimited number of Common Shares, of which 384,896,725 Common Shares were issued and outstanding as of June 20, 2024.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of preference shares of the Company, if any, to receive any dividends declared by the directors of the Company and the remaining property and assets of the Company upon liquidation, dissolution or winding-up. The holders of Common Shares are not entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the articles of the Company to: (a) increase or decrease the maximum number of authorized Common Shares, or to increase the maximum number of authorized shares of a class or series ranking in priority to, or on parity with, the Common Shares; (b) effect an exchange, reclassification or cancellation of all or part of the Common Shares; or (c) create a class or series of shares ranking in priority to, or on parity with, the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of Common Shares.

Common Shares may be sold separately or together with certain other Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain other Securities qualified for issuance under this Prospectus.

Warrants

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company. If applicable, the Company will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the Warrants;

• the aggregate number of Warrants offered and the offering price;

• the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

• the exercise price of the Warrants;

• the dates or periods during which the Warrants are exercisable;

• the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

• if the Warrants are issued as a Unit with another Security, the date or dates, if any, on and after which the Warrants and the other Security will be separately transferable;

• the currency or currencies in which the Warrants will be offered and in which the exercise price of such Warrants may be payable;

• any minimum or maximum amount of Warrants that may be exercised at any one time;

• whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

• if applicable, the identity of the Warrant agent;

• whether the Warrants will be listed on any securities exchange;

• whether the Warrants are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

• any material risk factors relating to the Warrants and the Securities to be issued upon exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

• any other material terms or conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying Securities.

Description of Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. Debt Securities may be offered separately or in combination with one or more other Securities of the Company. The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture.

The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

• the specific designation of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities;

• the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

• the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

• the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

• the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

• the covenants applicable to the Debt Securities;

• the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

• the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

• whether the Securities will be secured or unsecured;

• whether the Debt Securities will be issuable in the form of global securities ("Global Securities"), and, if so, the identity of the depositary for such Global Securities;

• the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

• each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

• if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

• material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

• any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

• any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary. The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, without limitation, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items or any other "novel specified derivative" as defined in NI 44-102.

To the extent any Debt Securities are convertible into Common Shares or other Securities, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Company may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

Description of Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered pursuant to this Prospectus and the relevant Prospectus Supplement. The Company may issue Subscription Receipts separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under one or more subscription receipt agreements between the Company and one or more escrow agents.

The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with securities regulatory authorities in Canada after it has been entered into by the Company. If applicable, the Company will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company files with the SEC, any subscription receipt agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):

• the number of Subscription Receipts;

• the price at which the Subscription Receipts will be offered;

• the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

• the designation, number and terms of the other Securities that may be obtained upon conversion of each Subscription Receipt;

• the designation, number and terms of other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• the currency or currencies in which the Subscription Receipts will be offered;

• terms applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon, and for the release of such proceeds from escrow;

• if applicable, the identity of the escrow agent;

• whether such Subscription Receipts will be listed on any securities exchange;

• whether the Subscription Receipts are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• certain material Canadian tax consequences of owning, holding and disposing of the Subscription Receipts;

• any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Prior to the conversion of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities into which the Subscription Receipts may be converted, including the right to receive payments of dividends or the right to vote such underlying Securities.

Description of Units

The Company may issue Units comprised of one or more of the other Securities described herein in any combination. A Unit is typically issued so that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.

If applicable, the Company will file with the SEC as exhibits to the Registration Statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K filed with the SEC, any Unit agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

• the designation, number and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

• the currency in which the Units will be offered;

• any minimum or maximum subscription amount;

• whether the Securities comprising the Units will be listed on any securities exchange;

• any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

• certain material Canadian and United States income tax consequences of acquiring, owning, exercising and disposing of the Securities comprising the Units, including how the purchase price paid for the Units will be allocated among the component Securities;

• whether the Units and the Securities comprising the Units are to be issued in registered form, "book-entry only" form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

• any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Company and Selling Securityholders may from time to time, during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains effective, offer for sale and sell up to an aggregate of C$300,000,000 (or the equivalent in other currencies) in Securities hereunder.

The Securities may be offered and sold by the Company and/or by Selling Securityholders: (i) directly to one or more purchasers pursuant to applicable statutory exemptions, (ii) to or through underwriters or dealers, or (iii) through designated agents. In addition, the Securities may be offered and issued by the Company in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Prospectus Supplement relating to a particular offering of Securities will identify any underwriter, dealer or agent, as the case may be, engaged in connection with the offering and sale of such Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the purchase price of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the net proceeds to the Company or to any Selling Securityholder and any other material terms of the plan of distribution (including sales in transaction that are deemed to be "at-the-market distributions" as defined in NI 44-102). Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be "at-the-market distributions", including sales made directly on the TSX, the NYSE American or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Underwriters, agents or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" and subject to limitations imposed by, and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company, any Selling Securityholder or from other parties, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable United States and/or Canadian securities legislation and any such compensation that they receive from the Company or Selling Securityholders, and any profit that they make on the resale of the Securities, may be deemed to be underwriting commissions.

In connection with any offering of Securities, except with respect to "at-the-market" offerings, underwriters may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter or dealer involved in an "at-the-market" offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer, may enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Common Shares that would result in the underwriter or dealer creating an over-allocation position in the Common Shares. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company and/or any Selling Securityholder, to indemnification by the Company and/or the Selling Securityholder against certain liabilities, including liabilities under the U.S. Securities Act, and/or Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the secondary offering of the Securities by one or more Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any secondary offering of Securities by a Selling Securityholder will include, without limitation, the following information:

• the names of the Selling Securityholders;

• the number of securities of the Company owned, controlled or directed by each Selling Securityholder;

• the number of Securities being distributed for the account of each Selling Securityholder;

• the number of securities of the Company of any class to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number represents of the total number of securities of that class outstanding;

• whether the securities referred to in each of the three preceding paragraphs are owned by the Selling Securityholder both of record and beneficially, of record only, or beneficially only;

• if the Selling Securityholder purchased any of the Securities being distributed in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholder acquired the Securities;

• if the Selling Securityholder acquired the Securities being distributed in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on an average cost-per-security basis;

• if the Selling Securityholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, the name and address of the person or company the Selling Securityholder has appointed as agent for service of process, and, in such case, the Selling Securityholder will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement; and

• all other information that is required to be included in the applicable Prospectus Supplement.

No Selling Securityholder may distribute Securities pursuant to an "at-the-market distribution" under this Prospectus.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, and if applicable, the earnings coverage ratios with respect to the issuance of Debt Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information regarding prior sales of Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided, as required, in each Prospectus Supplement to this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences that may be applicable to a purchaser of Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the United States Internal Revenue Code of 1986, as amended). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

INTEREST OF EXPERTS

Information of a scientific or technical nature in respect of the Company's mineral properties included or incorporated by reference in this Prospectus is based on the following Technical Reports: (i) the McCoy-Cove Report, which was prepared by Dagny Odell, P.E. and Laura Symmes, RM-SME of Practical Mining LLC and Tommaso Roberto Raponi, P.Eng. of TR Raponi Consulting Ltd.; (ii) the Grantie Creek Report, which was prepared by Terre A. Lane, MMSA-QP, RM-SME, Dr. J. Todd Harvey, Ph.D., P.E., RM-SME, Richard D. Moritz, MMSA-QP, Dr. Hamid Samari, Ph.D., MMSA-QP and J. Larry Breckenridge, P.E. of Global Resource Engineering, Ltd.; (iii) the Lone Tree Report, which was prepared by Dr. Abani R. Samal, Ph.D., RM-SME of GeoGlobal, LLC and (iv) the Ruby Hill Report, which was prepared by Wood Canada Limited and Raymond H. Walton, B.Tech., P.Eng. of Ray Walton Consulting Inc. All of the authors of the Technical Reports are independent "qualified persons" under NI 43-101. To the best of the Company's knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares.

The scientific and technical information included or incorporated by reference in this Prospectus, subsequent to the effective date of the Technical Reports, has been reviewed and approved by Tim George, P.E., Mine Operations Manager of the Company, who is a "qualified person" as defined in NI 43-101. Mr. George has also reviewed and approved the scientific and technical disclosure with respect to expenditures set forth under the heading "Use of Proceeds". Mr. George beneficially owns, directly or indirectly, less than 1% of the outstanding Common Shares.

FORMER PROMOTER

Staff at the Ontario Securities Commission had previously notified the Company that it was of the view that Equinox Gold Corp. ("Equinox") was a promoter of the Company within the meaning of applicable securities laws. Given Staff's view, Equinox had executed a certificate of promoter in respect of the Company’s preliminary base shelf prospectus date May 16, 2024 (the "Preliminary Prospectus").

As of May 28, 2024, Equinox sold all of the Common beneficially held by it and ceased to be a shareholder of the Company. Given Equinox has ceased to be a shareholder of the Company, the Company is of the view that Equinox has accordingly also ceased to be a promoter of the Company. As a result, notwithstanding that Equinox executed a certificate of promoter in connection with the Preliminary Prospectus, Equinox has ceased to be a promoter as at the date of this Prospectus and will not be executing a certificate of promoter in connection with this Prospectus.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters related to the Securities offered by this Prospectus will be passed upon for the Company by Bennett Jones LLP, with respect to matters of Canadian law, and Dorsey & Whitney LLP, with respect to matters of United States law. As of the date of this Prospectus, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities or other property of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Grant Thornton LLP is the auditor of the Company and is independent of the Company within the meaning of the AICPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

The transfer agent and registrar of the Company is TSX Trust Company at its principal office in Toronto, Ontario.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Certain of the directors and executive officers of the Company and certain of the experts named in this Prospectus reside outside of Canada, and all or a substantial portion of the assets of such persons are located outside of Canada.

Mr. Ron Clayton, Mr. Matthew Gili, Mr. Ryan Snow, Ms. Cassandra Joseph and Mr. John Begeman, each a director and/or officer of the Company, reside outside of Canada and have appointed Bennett Jones LLP, Suite 3400, 100 King Street West, Toronto, Ontario, M5X 1A4 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if such person or company has appointed an agent for service of process.

In addition, Dagny Odell, Laura Symmes, Terre A. Lane, Richard D. Moritz, Dr. Hamid Samari, J. Larry Breckenridge and Dr. Abani R. Samal, each a "qualified person" under NI 43-101 (as defined below) required to file a consent with this Prospectus, also reside outside of Canada. Each of the above listed experts have appointed Bennett Jones LLP, Suite 3400, 100 King Street West, Toronto, Ontario, M5X 1A4 as their agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process. See "Risk Factors".

The Company has filed with the SEC, concurrently with the Registration Statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of, related to or concerning any offering of Securities under this Prospectus.